Silgan
Building Franchise
Creating Value
Annual Report
2001



SILGAN HOLDINGS INC.

Silgan Holdings Inc.

We are a leading North American manufacturer of consumer goods packaging products with sales of approximately $1.9 billion in 2001. We operate 59 manufacturing facilities in the U.S. and Canada where we are the largest supplier of metal containers for food products and a leading supplier of plastic containers for personal care products.

Our products include steel and aluminum containers for human and pet food and custom designed plastic containers and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. We market our products through a direct sales force and, in part, through a network of distributors.

Contents:

Financial Highlights

Years Ended December 31,	2001	2000	1999	1998	1997
(In thousands, except per share amounts)					
Operating results					
Net sales	$1,940,994	$1,877,497	$1,892,078	$1,768,745	$1,541,324
EBITDA[1]	$ 257,276	$ 246,072	$ 246,415	$ 231,764	$ 210,524
EBITDA as a % of net sales[1]	13.3%	13.1%	13.0%	13.1%	13.7%
Earnings per diluted share					
Earnings per diluted share[1]	$ 2.69	$ 2.23	$ 2.56	$ 2.30	$ 1.72
Weighted average shares outstanding	18,081	18,003	18,198	19,951	19,723
Cash flow and other data					
Capital expenditures	$ 93,042	$ 89,227	$ 87,421	$ 86,073	$ 62,233
Free cash flow per diluted share[2]	$ 3.88	$ 2.90	$ 3.60	$ 3.07	$ 3.56
Return on net assets[3]	21.3%	22.3%	22.8%	22.6%	23.8%

Net sales
(in millions)


$1,541.3
$1,768.7
$1,892.1
$1,877.5
$1,941.0
1997
1998
1999
2000
2001

EBITDA[1]
(in millions)


$210.5
$231.8
$246.4
$246.1
$257.3
1997
1998
1999
2000
2001

Earnings per diluted share[1]


$1.72
$2.30
$2.56
$2.23
$2.69
1997
1998
1999
2000
2001

[1] Excludes equity in losses of affiliates and the effect of unusual items (see Five Year Selected Financial Data)
[2] Free cash flow means EBITDA less interest paid, income taxes paid and capital expenditures
[3] *Return on net assets means EBITDA as a % of the average of quarterly total assets less current liabilities (excluding debt)*

To Our Fellow Shareowners

The theme of this year's annual report, as displayed on the cover, Building Franchise – Creating Value, embodies the focus and objective we've had since the inception of Silgan in 1987. From the beginning we have challenged our organization to focus on relevant market segments and to compete and win in those segments. Where competitive advantage can be realized, then the market position should be developed. Where it cannot be achieved, we believe it is essential to refocus, restructure or withdraw. The ultimate in this process is to build a "franchise" position in a relevant market segment.

We believe this premise: In most industries there are companies holding franchise positions in market defined segments of that industry. Companies holding these positions should realize relatively high cash returns on net assets employed. Cash on cash returns over the long term is the determinative measure of financial success of a business.

Our view is that the franchise positions held by companies generally have common characteristics: best value supplier (price, quality and service), leading manufacturing and technology support, long-term supply relationships, high market share and high return on net assets employed. Elsewhere in this annual report we provide further detail on how these elements of franchise positions relate to our businesses.

We believe we hold market franchise positions in our two primary businesses, metal food containers and plastic containers for the personal care market. Silgan did not, however, have a franchise position in the largest business of our specialty segment, metal closures. Accordingly, on July 1, 2001, Silgan and White Cap Inc., a division of Schmalbach-Lubeca AG, formed a new company, White Cap LLC, and Silgan contributed its metal closure business and White Cap Inc. contributed its metal and plastic closure businesses to the new company. In this transaction, Silgan received $32.4 million in cash and a 35 percent interest in the new company. White Cap LLC has estimated sales of approximately $270 million with an enhanced market leading position in metal closures and a growing plastics closure business. White Cap LLC, we believe, enjoys a franchise position in the closure segment.

Again, consistent with this philosophy we withdrew from the e-commerce venture, Packtion, in May 2001. Silgan held a 25% interest in Packtion. The excitement of a year ago quickly dissipated in 2001 as a result of the general absence of capital market support for e-commerce ventures. Faced with a plan from Packtion that would have required significantly more new capital from Silgan and the other investors, we and the other investors reluctantly concluded the correct course of action was to withdraw and assure that Packtion would meet all of its financial commitments.

Turning to our two operating businesses, 2001 was another year of improvement in the competitive positions of Silgan Containers and Silgan Plastics. In the food can business, Silgan Containers continued to build on its market leadership. More and more of our customers are recognizing the benefits that convenience ends provide consumers of their products. Silgan



R. Philip Silver



D. Greg Horrigan


Campbell's
STAGG
CHILI
CLASSIC
WITH BEANS
Fritos

Containers accelerated its investments in a variety of convenience opening devices to meet this ever-growing demand. Over 1.4 billion of new convenience end capacity was installed in 2001. Investment for convenience ends will continue at a high rate in 2002 and 2003.

Silgan Containers' revenues were one percent higher than revenues in 2000 despite a decrease of 1.3 percent in unit sales. Revenues were positively impacted by the acquisition of new accounts and a favorable sales mix, offset by weaker fruit and vegetable packs. For the first time in memory, all the major seasonal products our customers pack were below prior year. Operating income was down five percent versus prior year as a result of significantly higher energy costs and employee medical costs, higher depreciation expense and startup costs for the manufacture of convenience ends.

Jerry Wojdon, Executive Vice President of Silgan Containers, retired at year end 2001 after forty-three years of service with Silgan and the predecessor company we acquired. Jerry's tireless dedication to the operational and technology aspects of food can manufacturing have been critical in the scale up of Silgan Containers over the years. Fortunately for Silgan, Jerry always placed a strong emphasis on the development of the next generation of management leadership. We will continue to follow his lead as we keep energy focused across the Company to build and develop our organizational capabilities to insure that we continue to have a vibrant and outstanding cadre of managers.

2001 was another successful year for our plastic container business. Silgan Plastics had significant unit volume growth in all product lines. This growth was due to a combination of organic growth and a full year of results from our acquisition of RXI Plastics. During the year, Silgan Plastics' revenues increased twenty-four percent and its operating income grew by thirty-four percent.

Silgan Plastics continued to focus on productivity in its manufacturing facilities, and good progress was made renewing long-term supply agreements with major customers and suppliers.

With the contribution of our metal closure business into the White Cap joint venture, we reorganized our specialty segment and placed all of our plastics-related business within Silgan Plastics. This change will allow us to bring all of the plastics knowledge and development capability together to better serve our growing customer base.

Silgan teamed with Hormel Foods Company to win DuPont's 2001 Diamond Award and Food & Drug Packaging's Package of Year Award for its all-plastic retortable container and packaging system for Hormel's *Kids Kitchen* meals. This innovative packaging system represents the evolution of multi-layered plastic materials, processing and packaging developments and offers the consumer a convenient, easy to open, microwaveable and portable package that is truly "kid friendly."


Slow-Cooked BROTH
Puppy Formula
Fancy Feast


Libby's
Chef BOYARDEE
Green Giant


ULTRA
MAXWELL HOUSE

We continue to see consolidation among our major plastics customers, such as P&G and Clairol, Nestlé and Ralston Purina, and Unilever and Best Foods. Silgan Plastics views this as an opportunity to differentiate itself from a number of competitors due to its superior ability to provide the packaging design and development needs that these major customers require in multiple locations across North America.

We plan to continue our search for plastics acquisitions that are strategically complementary and that broaden our product offerings for our large and expanding customer base.

We successfully concluded a secondary offering in November. A fund of Morgan Stanley Capital Partners, the only selling shareholder, sold 4,592,000 shares in the offering, which more than doubled our public float. Since the offering, Morgan Stanley Capital Partners sold their remaining 1,243,842 shares, concluding their investment in Silgan which they held for more than 14 years. Morgan Stanley Capital Partners has been a great supporter and a wonderful partner of Silgan. We are pleased that they were able to successfully exit their investment in Silgan.

Following the secondary offering by Morgan Stanley Capital Partners, Jim Hoch resigned as a Director. This was Jim's second stint as a Silgan Director. He was intimately involved at the formation and during the early years of Silgan. Jim's counsel and support over the years have been significant and appreciated. Tom Begel also resigned from the Board in October 2001. Tom's service and contribution have proven to be invaluable over the past four years and we thank him for his contribution.

In 2001 we welcomed Ed Lapekas, former Chairman of American National Can, and John Alden, former Vice Chairman of UPS, to Silgan's Board of Directors.

In closing, we would like to reiterate a long held belief that it is ultimately the effort of people that is the point of difference in the success or failure of any enterprise. We believe that our stated strategy is right for Silgan. Further, because we have been following this strategy since our inception, this "constancy of purpose" has insured that people in and out of the Company understand what Silgan is about. However, this constancy of purpose against a stated strategy would be for naught were it not for the efforts of thousands of men and women. We are grateful for the commitment and support of all those who each day endeavor to make Silgan a success. It is knowing the breadth and depth of Silgan's human assets that gives us great optimism for the future of this enterprise.

R. Philip Silver
Chairman of the Board and
Co-Chief Executive Officer

D. Greg Horrigan
President and
Co-Chief Executive Officer


Suave
DEFENSE


Hormel
Kids Kitchen
Kids


Dial
salonselectives

Since our inception, we have challenged our organization to focus on relevant market segments and to compete and win in those segments. Where competitive advantage can be realized, then the market position should be developed. Where it cannot be achieved, we believe it is essential to refocus, restructure or withdraw. The ultimate in this process is to build a "franchise" position in a relevant market segment.

We believe this premise: In most industries there are companies holding franchise positions in market defined segments of that industry. Companies holding these positions should realize relatively high cash returns on net assets employed. Cash on cash returns over the long term is the determinative measure of financial success of a business.

Our view is that the franchise positions held by companies generally have common characteristics: best value supplier (price, quality and service), leading manufacturing and technology support, long-term supply relationships, high market share and high return on net assets employed.

The results of building a franchise are achieving the most sustainable competitive position in the market segment, generation of solid cash flows and creation of shareholder value.



More
Plaque
conditioner
PANTENE
PRO-V
Excedrin

Metal Food Container Franchise

22% return on net assets




Single Serve Sizes
Steel Cans
2 Piece Cans
Easy-open Ends
3 Piece Cans
Aluminum Cans

Best Value
Quality, Price and Service

"Best value" supplier

We have been and intend to continue to be devoted to consistently supplying our products with the combination of quality, price and service that our customers consider to be "best value."

Buyers of food cans require a high level of science and customer support because of the need to meet the human safety imperatives of their products. Coupled with that has been an unrelenting drive on the part of our customers to do it faster, better and cheaper. More recently, we are seeing a strong emerging interest on the part of many of our customers to develop value added features.

Our efforts have been focused on meeting these market requirements.

Leading Manufacturing and Technology

34 Manufacturing Facilities

We have 34 metal food container manufacturing facilities across the United States that are well situated in relation to our customers. Our facilities manufacture over 14 billion cans per year.

We believe we have the most comprehensive equipment capabilities in the industry. We make 70 different can sizes and 3,500 different specifications to package a variety of food products, including soup, vegetables, fruit, meat, tomato based products, coffee, seafood, baby foods, adult nutritional drinks and pet food.

We also have a technical center in Oconomowoc, Wisconsin that assists in providing manufacturing and technology support for our customers and in meeting our customers' desire for value added products, such as easy-open ends.


Nestlé
102 years supplied
Del Monte
48 years supplied
General Mills
40 years
supplied
Hormel
64 years supplied
Campbell Soup
65 years supplied
Carnation
Contadina
Progresso
Spaghetti
SPAM
Friskies
Tomato
Soup



Long-Term Customer Relationships

85% Long-Term Customer Arrangements

Our philosophy has been to develop long-term customer relationships by acting in partnership with our customers. We estimate that in 2002 approximately 85% of our projected metal container sales will be under long-term supply arrangements. Our customers include some of the world's most widely recognized names, including those listed below.

Customer	Years supplied*	Brands
Nestlé	102	Carnation, Friskies, Nestlé, Ortega
Campbell Soup	65	Campbell, Swanson, Franco-American, V8
Del Monte	48	Del Monte, Contadina, S&W
Hormel	64	Hormel, Black Label, Dinty Moore, Dubuque, Mary Kitchen, Stagg, Spam
General Mills	40	Green Giant, Progresso, Pet Evaporated Milk

*Includes predecessor companies

High Market Share

47% Market Share

We are the largest manufacturer of metal food containers in North America, with a unit volume market share in the U.S. of approximately 47% in 2001. We have built our market share primarily by acquisitions over the past 14 years.

Our leadership in this market is driven by our high levels of quality, service and technological support, low cost producer position, strong long-term customer relationships and our proximity to our customers through our widespread geographic presence.

In our metal food container business, we intend to continue to support the market required value added offerings, to operate to take advantage of our unique scale and to focus on partnering with winning brands in the food market.

Plastic Container Franchise

21% return on net assets



BEST
VALUE



Silkscreen/Pressure Sensitive Labeling
Silkscreen Labeling
PET Stretch Blow Molded
Heat Transfer Labeling
Inmold Labeling
HDPE Injection Blow Molded
HDPE Extrusion Blow Molded
THERMASILK
Naturals
Suave
CONDITIONER
Dr.Scholl's
Original
Foot Powder
Jergens

Best Value
Quality, Price and Service

Ranked Number 1 "Best value" supplier

In our plastic container business, we provide high levels of quality and service and focus on value added, custom designed plastic containers to meet changing product and packaging demands of brand owners. We believe that we are one of the few plastic container businesses that can custom design and manufacture for customers both plastic containers and plastic closures.

In the last three biennial MGT Information surveys, the plastic container industry's leading competitive perception survey, our plastic container business has been ranked the "best value" supplier for personal care products. In the survey, end users of plastic containers are asked which plastic container supplier, among the 19 largest, provides the best combination of product quality, price and service.

Leading Manufacturing and Technology

25 Manufacturing Facilities

We have 25 plastic container manufacturing facilities. Our facilities are well located throughout the United States to meet our customers' needs.

We produce plastic containers from a full range of resin materials, including primarily high density polyethylene, or HDPE, and polyethylene terephthalate, or PET. We offer our customers a comprehensive array of molding and decorating capabilities. Our plastic containers are used for various personal care products, including shampoos, conditioners, hand creams, lotions, cosmetics and toiletries, mouthwash and liquid soap.

Our technical center for our plastic container business is located in Norcross, Georgia. From our technical center and other facilities, we provide manufacturing and technology support for our customers to meet their demands for customized solutions as they seek innovative means to differentiate their products in the marketplace using packaging.


Unilever/Helene Curtis
32 years supplied
Pfizer
18 years
supplied
Procter & Gamble
32 years supplied
L'Oreál
20 years supplied
Avon
22 years supplied
CLAIROL
Herbal
Essences
CONDITIONER
LISTERINE
ANTISEPTIC
L'ORÉAL



Long-Term Customer Relationships

Long-Term Customer Arrangements

Approximately 60% of our plastic container sales for 2001 were to the personal care market. We develop long-term relationships with many customers and estimate that in 2002 more than a majority of our projected plastic container sales will be under long-term supply arrangements. Our customer base includes some of the world's best known branded consumer products companies, including those listed below.

Customer	Years supplied*	Brands
Unilever/ Helene Curtis	32	Suave, Finesse, Salon Selectives, Thermasilk
Procter & Gamble	32	Pantene Pro-V, Pepto-Bismol, Herbal Essences
Avon	22	Naturals, Spa Bath Foam, Skin-so-Soft
Pfizer	18	Listerine, Listermint, Plax
L'Oreál	20	L'Oreál Kid's Shampoo, Logics, Essentials

*Includes predecessor companies

High Market Share

Leading Supplier for Personal Care Products

We are a leading manufacturer of plastic containers in North America for personal care products. We have grown our plastic container business internally and through acquisitions.

Our success in the plastic packaging market is largely due to our demonstrated ability to provide high levels of quality, service and technological support, our value-added design-focused products and our extensive geographic presence.

We intend to continue to grow our plastic containers business, internally and through acquisitions, and to utilize our scale and nationwide presence advantageously. We will continue to focus on the dynamic custom designed market for personal care plastic containers, earning and supporting brand franchises of consumer product companies. We will also continue to supply customized plastic containers that can be delivered quickly to our customers with superior levels of design, development and technological support.

The following discussion and analysis is intended to assist you in an understanding of our consolidated financial condition and results of operations for the three-year period ended December 31, 2001. Our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report contain detailed information that you should refer to in conjunction with the following discussion and analysis.

General

We are a leading North American manufacturer of metal and plastic consumer goods packaging products. We currently produce steel and aluminum containers for human and pet food and custom designed plastic containers and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. We are the largest manufacturer of metal food containers in North America, with a unit sale market share for the year ended December 31, 2001 of approximately 47% in the United States and a leading manufacturer of plastic containers in North America for personal care products.

Revenue Growth

Our objective is to increase shareholder value through efficiently deploying capital and management resources to grow our business and reduce costs of existing operations and to make acquisitions at attractive cash flow multiples. We have increased our revenues and market share in the metal food container and plastic container and closure markets through acquisitions and internal growth. As a result, we have expanded and diversified our customer base, geographic presence and product line.

For example, during the past fourteen years, the metal food container market has experienced significant consolidation primarily due to the desire by food processors to reduce costs and focus resources on their core operations. Our acquisitions of the metal food container manufacturing operations of Nestlé Food Company, or Nestlé, The Dial Corporation, Del Monte Corporation, Agrilink Foods, Inc. and Campbell Soup Company, or Campbell, reflect this trend.

We have improved the market position of our plastic container and closure business since 1987, with sales increasing more than fivefold to $493.6 million in 2001. We achieved this improvement primarily through strategic acquisitions, including most recently RXI Holdings, Inc., or RXI, as well as through internal growth. The plastic container and closure business of the consumer goods packaging industry is highly fragmented, and we intend to pursue further consolidation opportunities in this market. We also believe that we can successfully apply our acquisition and operating expertise to new markets of the consumer goods packaging industry. For example, with the acquisition of RXI we expanded our business into plastic closures, caps, sifters and fitments and thermoformed plastic tubs. We expect to continue to generate internal growth in our plastic container and closure business. For example, we intend to aggressively market our plastic closures to existing customers of our plastic container business. Additionally, we intend to continue to expand our customer base in the markets that we serve, such as the personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical markets.

Operating Performance

We use a disciplined approach to acquire businesses at attractive cash flow multiples and to enhance profitability through productivity and cost reduction opportunities. The additional sales and production capacity provided through acquisitions have enabled us to rationalize plant operations and decrease overhead costs through plant closings and downsizings. In addition, our acquisitions have enabled us to realize manufacturing efficiencies as a result of optimizing production scheduling and minimizing product transportation costs. We have also benefited from our economies of scale and from the elimination of redundant selling and administrative functions. In addition to the benefits realized through the integration of acquired businesses, we have improved the operating performance of our plant facilities by making capital investments for productivity improvements and manufacturing cost reductions.

Historically, we have been able to improve the operating margins of our acquired businesses through productivity and cost reduction opportunities. Following an acquisition, we initiate a systematic program implemented over a number of years to optimize our manufacturing facilities. As a result, an improvement to operating margins of the acquired businesses has in general been realized over a number of years.

In addition to the benefits realized through the integration of acquired businesses, we have improved the operating performance of our existing plant facilities through the investment of capital for productivity improvements and manufacturing cost reductions. We have also invested capital for new market opportunities, such as easy-open ends for metal food containers. Over the past five years, we have invested $418.0 million in capital to improve our productivity, reduce our manufacturing costs and invest in new market opportunities.

For the period from 1995 through 2001, the operating margins of our metal food container business (without giving effect to rationalization charges in 1995 and 2001) improved from approximately 6.5% in 1995 to 8.2% in 2001. We achieved this improvement principally as a result of the following factors and despite competitive pricing pressure:

- the benefits realized from rationalization and integration activities;
- economies of scale and the elimination of redundant costs related to acquisitions;
- the investment of capital for productivity improvements and manufacturing cost reductions; and
- an improved sales mix.

The operating margins of our plastic container business (without giving effect to a rationalization charge in 2001) also improved from approximately 6.0% in 1995 to 10.0% in 2001. This improvement was primarily due to:

- volume benefits realized principally as a result of acquisitions;
- economies of scale and the elimination of redundant costs related to acquisitions;
- the investment of capital for productivity improvements; and
- an improved sales mix.

We operate in a competitive industry where it is necessary to realize cost reduction opportunities to offset continued competitive pricing pressure. Further, the multi-year supply arrangements entered into by our businesses with many of our customers limit our ability to increase our margins. We estimate that approximately 85% of our projected metal food container sales in 2002 and more than a majority of our projected plastic container and closure sales in 2002 will be under multi-year arrangements. These multi-year supply arrangements generally provide for the pass through of changes in material, labor and other manufacturing costs, thereby significantly reducing the exposure of our results of operations to the volatility of these costs.

Historically, we have been successful in continuing our multi-year supply arrangements with our customers, without any resulting material adverse effect on our financial condition or results of operations. Recently, we agreed to extend the term of our supply agreements with Nestlé for approximately half of the metal containers sales covered under these agreements by seven years from 2001 through 2008, in return for price reductions which took effect in 2001. These price reductions did not have a material adverse effect on our financial condition or results of operations.

Our metal food container business sales and, to a lesser extent, operating income are dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions. Because of the seasonality of the harvests, we have historically experienced higher unit sales volume in the third quarter of our fiscal year and generated a disproportionate amount of our annual income from operations during that quarter. This seasonal impact has been mitigated somewhat by the acquisition of the steel container manufacturing business of Campbell, or CS Can, from Campbell. Sales to Campbell generally have been highest in the fourth quarter due to the seasonal demand for soup products.

Use of Capital

We use leverage to support our growth and increase shareholder returns. Our stable and predictable cash flow, generated largely as a result of our long-term customer relationships and generally recession resistant business, supports our financial strategy. We intend to continue using leverage, supported by our stable cash flows, to make value-enhancing acquisitions. In the absence of attractive acquisition opportunities, we intend to use our free cash flow to repay indebtedness or for other permitted purposes. For example, in 2001, we did not complete any acquisitions, and we reduced our total debt by $86.3 million. Similarly, in 1999, we did not complete any acquisitions, and we reduced our total debt by $44.7 million despite, among other things, the incurrence of $16.6 million of debt for common stock repurchases.

To the extent we utilize debt for acquisitions or other permitted purposes in future periods, our interest expense may increase. Further, since the revolving loan and term loan borrowings under our senior secured credit facilities bear interest at floating rates, our interest expense is sensitive to changes in prevailing rates of interest and, accordingly, our interest expense may vary from period to period. After taking into account interest rate swap arrangements that we entered into to mitigate the effect of interest rate fluctuations, at December 31, 2001 we had $366.7 million of indebtedness which bore interest at floating rates.

In light of our strategy to use leverage to support our growth and optimize shareholder returns, we have incurred and will continue to incur significant interest expense. For 2001, our aggregate financing costs were 50.2% of our income from operations as compared to 58.0%, 53.6%, 52.8%, and 57.1% for 2000, 1999, 1998 and 1997, respectively (without giving effect to rationalization charges in 2001 and 1999 and a non-cash stock option charge in 1997).

We are currently discussing with financial institutions a refinancing of our U.S. senior secured credit facility. Our revolving loan facility and a portion of our term loan debt under our U.S. senior secured credit facility matures on December 31, 2003. As early as the second quarter of 2002, we may refinance our current U.S. senior secured credit facility with a new U.S. senior secured credit facility and possibly from an issuance of additional subordinated indebtedness. However, we can not guarantee that we will be able to refinance our current U.S. senior secured credit facility. We anticipate that our new U.S. senior secured credit facility will provide us with term loans and a new revolving loan facility. We expect to be able to use the new revolving loan facility and additional term loans for working capital purposes, acquisitions and other permitted purposes.

Packtion Investment

In April 2000, we, together with Morgan Stanley Private Equity and Diamondcluster International, Inc., agreed to invest in Packtion Corporation, or Packtion, an e-commerce joint venture aimed at integrating the packaging supply chain, from design through manufacture and procurement. The parties agreed to make the investments through Packaging Markets LLC, a limited liability company. The joint venture was expected to provide a comprehensive online marketplace for packaging goods and services and to combine content, tools and collaboration capabilities to streamline the product development process and enhance transaction opportunities for buyers and sellers of packaging. The products that Packtion was developing included a web-based software tool to enable product and package design, development and collaboration; an internet-based secure environment enabling the sharing of packaging related product information and the transaction of business electronically; and an informational source of packaging related knowledge, tools and expert services. Packtion had insignificant sales for internet consulting services and incurred net losses.

In June and August 2000, we invested a total of $7.0 million in Packtion representing approximately a 45% interest in Packtion. For the year ended December 31, 2000, we recorded equity losses of $4.6 million in Packtion. In addition, we recorded our share of Packtion's closing costs, $0.2 million, as a reduction to our investment. In the first quarter of 2001 in connection with an investment by The Procter & Gamble Company and E.I. Du Pont de Nemours & Co. in Packtion, we funded additional investments of $3.1 million, bringing our total investment to $10.1 million representing approximately a 25% interest in Packtion. In connection with this transaction, we also recorded a reduction to paid-in capital of $1.4 million due to the dilution of our investment. Packtion was dissolved on May 31, 2001 after its board of directors determined that there had been slower than anticipated market acceptance of its business. During 2001, we recorded equity losses of Packtion aggregating $3.8 million, which included our final losses and eliminated our investment.

White Cap Joint Venture

Effective July 1, 2001, we formed a joint venture company with Schmalbach-Lubeca AG that supplies an extensive range of metal and plastic closures to the food and beverage industries in North America. The new venture operates under the name White Cap LLC, or White Cap. We contributed $48.4 million of metal closure assets, including our manufacturing facilities in Evansville and Richmond, Indiana, and $7.1 million of metal closure liabilities to White Cap in return for a 35% interest in and $32.4 million of cash proceeds from the joint venture. Net sales of our metal closure business which was contributed to the White Cap joint venture totaled $46.3 million, $90.8 million and $101.6 million in 2001, 2000 and 1999, respectively. During 2001, we recorded equity losses of the White Cap joint venture of $0.3 million and a gain on the assets contributed to the joint venture of $4.9 million.

Historically, we reported the results of our specialty packaging business as a separate business segment, which included our metal closure business. As a result of the White Cap joint venture on July 1, 2001, we no longer report the financial results of our remaining specialty packaging business, which had net sales of $34.3 million, $33.1 million and $36.5 million in 2001, 2000 and 1999, respectively, as a separate business segment. We report the results of our Omni plastic container and our Polystar easy-open plastic end businesses with our plastic container business and the results of our paperboard container business with our metal food container business. We report the historical results of our metal closures business separately. We have restated prior year amounts to conform with the current presentation.

Results of Operations

The following table sets forth certain income statement data expressed as a percentage of net sales for each of the periods presented. You should read this table in conjunction with our Consolidated Financial Statements for the year ended December 31, 2001 and the accompanying notes included elsewhere in this Annual Report.

Year Ended December 31,	2001	2000	1999
Operating Data:			
Net sales:(1)			
Metal food containers	72.2%	73.9%	76.1%
Plastic containers	25.4	21.3	18.5
Metal closures	2.4	4.8	5.4
Total	100.0	100.0	100.0
Cost of goods sold	87.6	87.8	87.6
Gross profit	12.4	12.2	12.4
Selling, general and administrative expenses	4.0	3.8	3.9
Rationalization charges, net(2)	0.5	—	1.9
Income from operations	7.9	8.4	6.6
Gain on assets contributed to affiliate	0.3	—	—
Interest and other debt expense	4.2	4.9	4.6
Income before income taxes and equity in losses of affiliates	4.0	3.5	2.0
Provision for income taxes	1.6	1.4	0.7
Income before equity in losses of affiliates and extraordinary item	2.4	2.1	1.3
Equity in losses of affiliates	0.2	0.2	—
Income before extraordinary item	2.2	1.9	1.3
Extraordinary item - loss on early extinguishment of debt, net of income taxes	—	0.2	—
Net income	2.2%	1.7%	1.3%

Summary results for our business segments, metal food containers, plastic containers and metal closures, for the years ended December 31, 2001, 2000, and 1999 are provided below.

Year Ended December 31,	2001	2000	1999
(Dollars in millions)			
Net sales:(1)			
Metal food containers	$1,401.1	$1,387.7	$1,440.0
Plastic containers	493.6	399.0	350.5
Metal closures	46.3	90.8	101.6
Consolidated	$1,941.0	$1,877.5	$1,892.1
Income from operations:(1)			
Metal food containers	$ 114.2	$ 120.2	$ 120.6
Plastic containers	49.5	36.9	40.0
Metal closures	3.3	3.7	3.7
Rationalization charges, net(2)	(9.3)	—	(36.1)
Corporate	(5.3)	(3.7)	(3.9)
Consolidated	$ 152.4	$ 157.1	$ 124.3

(1) As a result of the White Cap joint venture, we no longer report the results of our remaining specialty packaging business, which had net sales of $34.3 million, $33.1 million and $36.5 million in 2001, 2000 and 1999, respectively, as a separate business segment. The results of the Omni plastic container and Polystar easy-open plastic end businesses are reported with our plastic container business, and the results of the paperboard container business are reported with our metal food container business. The historical results of the metal closure business are reported separately. Prior year amounts have been restated to conform with the current presentation.

(2) Included in income from operations in 2001 are net rationalization charges of $9.3 million, consisting of $5.8 million (including $3.0 million for the non-cash write-down in carrying value of certain assets) relating primarily to closing two metal food container manufacturing facilities and $3.5 million relating to closing a plastic container manufacturing facility. Included in income from operations in 1999 are $36.1 million of rationalization charges, consisting of a charge of $11.9 million relating to the closing of two manufacturing facilities of the metal food container business (which included $7.3 million for the non-cash write-down in carrying value of assets) and a non-cash charge of $24.2 million for the excess of carrying value over estimated net realizable value of machinery and equipment of the metal food container business which had become obsolete or surplus. You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this Annual Report.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Net Sales. Consolidated net sales increased $63.5 million, or 3.4%, to $1.941 billion for the year ended December 31, 2001, as compared to net sales of $1.878 billion for the prior year. This increase was the result of increased net sales of the plastic container business largely due to the acquisition of RXI in October 2000 and slightly higher net sales of the metal food container business, partially offset by the impact of contributing the metal closure business to the White Cap joint venture. Excluding incremental sales added by RXI and the impact of the White Cap joint venture, consolidated net sales for 2001 increased by $21.5 million, or 1.2%, from the prior year.

Net sales for the metal food container business were $1.401 billion for the year ended December 31, 2001, an increase of $13.4 million, or 1.0%, from net sales of $1.388 billion for the prior year. This increase was primarily due to the acquisition of new food can customers and a favorable sales mix primarily driven by increased sales of convenience ends, largely offset by weaker fruit and vegetable packs in 2001 as compared to 2000 and generally softer market conditions in the first half of the year as compared to last year.

Net sales for the plastic container business of $493.6 million for the year ended December 31, 2001 increased $94.6 million, or 23.7%, from net sales of $399.0 million for 2000. This increase in net sales was largely due to the acquisition of RXI in October 2000. Excluding incremental sales added by RXI, net sales for the plastic container business for 2001 increased $10.3 million, or 2.6%, from the prior year as customer inventory restocking in the first half of the year more than offset generally softer market conditions later in the year.

Net sales for the metal closure business were $46.3 million for the year ended December 31, 2001, as compared to net sales of $90.8 million for the prior year. The decrease in net sales was a result of contributing the metal closure business to the White Cap joint venture on July 1, 2001.

Cost of Goods Sold. Cost of goods sold as a percentage of consolidated net sales was 87.6% ($1.701 billion) for the year ended December 31, 2001, a decrease of 0.2 percentage point as compared to 87.8% ($1.648 billion) in 2000. The increase in gross profit margin was attributable to higher margins from the plastic container business and was offset in part by lower margins realized by the metal food container business.

Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of consolidated net sales for the year ended December 31, 2001 increased to 4.0% ($78.5 million), as compared to 3.8% ($72.1 million) for the prior year. This increase in selling, general and administrative expenses as a percentage of consolidated net sales was primarily a result of costs we incurred related to the secondary public offering by a selling stockholder in November 2001.

Income from Operations. Excluding net rationalization charges of $9.3 million recorded in 2001, income from operations increased $4.6 million, or 2.9%, to $161.7 million for the year ended December 31, 2001, as compared to income from operations of $157.1 million for the prior year. This increase was primarily a result of higher sales in the plastic container business, partially offset by lower operating income in the metal food container business and the impact of contributing the metal closure business to the White Cap joint venture. Including rationalization charges, income from operations for the year ended December 31, 2001 was $152.4 million. Excluding rationalization charges, income from operations as a percentage of consolidated net sales for the year ended December 31, 2001 was 8.3%, as compared to 8.4% for 2000. The slight decline in operating margins was attributable to lower operating margins of the metal food container business, which was largely offset by the improved performance of the plastic container business.

During the fourth quarter of 2001, we recorded a net rationalization charge of $5.8 million. This charge was comprised of a charge of $7.0 million, including $4.2 million for the non-cash write-down in carrying value of assets, primarily relating to closing two metal food container manufacturing facilities and a $1.2 million credit to income as a result of placing certain assets with carrying values that were previously written-down back in service. In the first quarter of 2001, we recorded a rationalization charge of $3.5 million relating to closing a plastic container manufacturing facility.

Excluding the effect of the net rationalization charge recorded in the fourth quarter of 2001, income from operations for the metal food container business for the year ended December 31, 2001 was $114.2 million, a $6.0 million decrease from income from operations of $120.2 million for the prior year. Including the effect of the rationalization charge, income from operations for the metal food container business for the year ended December 31, 2001 was $108.4 million.

Excluding the effect of the rationalization charge, income from operations as a percentage of net sales for the metal food container business was 8.2% for the year ended December 31, 2001, as compared to 8.7% in 2000. The lower operating margins of the metal food container business was principally attributable to higher energy costs, higher depreciation expense, start-up costs related to the manufacture of convenience ends and higher employee medical costs, partially offset by benefits realized from a previous plant rationalization and a favorable sales mix.

Excluding the first quarter 2001 rationalization charge, income from operations for the plastic container business for the year ended December 31, 2001 was $49.5 million, a $12.6 million increase over income from operations of $36.9 million for the prior year. Including the effect of the rationalization charge, income from operations for the plastic container business for the year ended December 31, 2001 was $46.0 million.

Excluding the effect of the rationalization charge, income from operations as a percentage of net sales for the plastic container business for the year ended December 31, 2001 was 10.0%, as compared to 9.2% for 2000. The increase in income from operations as a percentage of net sales for the plastic container business was primarily a result of higher unit volume.

Income from operations for the metal closure business for the year ended December 31, 2001 was $3.3 million, as compared to income from operations of $3.7 million for the prior year. The decrease in income from operations was the result of contributing the metal closure business to the White Cap joint venture on July 1, 2001.

Interest Expense. Interest expense decreased $10.0 million to $81.2 million for the year ended December 31, 2001, as compared to $91.2 million in 2000. This decrease was principally a result of the benefit of lower interest rates that more than offset the impact of higher average borrowings outstanding, principally due to debt incurred in the fourth quarter of 2000 for the acquisition of RXI.

Income Taxes. The provision for income taxes for the year ended December 31, 2001 was recorded at an effective tax rate of 39.7% ($30.2 million), as compared to 39.1% ($25.8 million) for 2000.

Net Income and Earnings per Share. Before rationalization charges, net and the impact of our equity investments, income for the year ended December 31, 2001 was $48.5 million, or $2.69 per diluted share. Income for the year ended December 31, 2000 was $40.1 million, or $2.23 per diluted share, before equity in losses of Packtion and an extraordinary loss related to the early extinguishment of our 13-1/4% Subordinated Debentures. Including rationalization charges, net, of $9.3 million, or $0.31 per diluted share, equity in losses of Packtion and White Cap of $4.1 million, or $0.23 per diluted share, and the gain on assets contributed to the White Cap joint venture of $4.9 million, or $0.16 per diluted share, net income for the year ended December 31, 2001 was $41.8 million, or $2.31 per diluted share. Including equity in losses of Packtion of $4.6 million, or $0.26 per diluted share, and the extraordinary loss, net of tax, of $4.2 million, or $0.23 per diluted share, net income for the year ended December 31, 2000 was $31.3 million, or $1.74 per diluted share.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

Net Sales. Consolidated net sales decreased $14.6 million, or 0.7%, to $1.878 billion for the year ended December 31, 2000, as compared to net sales of $1.892 billion for the prior year. This decrease resulted primarily from lower unit sales of the metal food container and metal closure businesses, which was largely offset by higher net sales of the plastic container business. Excluding incremental sales added by the October 2000 acquisition of RXI, consolidated net sales for 2000 decreased by $41.2 million, or 2.2%, from the prior year.

Net sales for the metal food container business were $1.388 billion for the year ended December 31, 2000, a decrease of $52.3 million, or 3.6%, from net sales of $1.440 billion for the prior year. This decrease was primarily due to the withdrawal from lower margin sales related to the closure of a West Coast facility at the beginning of 2000 and to lower unit sales principally due to a reduced fruit and vegetable pack in 2000 and generally lower demand from customers.

Net sales for the plastic container business of $399.0 million for the year ended December 31, 2000 increased $48.5 million, or 13.8%, from net sales of $350.5 million for 1999. This increase in net sales was principally attributable to higher average sales prices due to the pass through of increased resin costs and to incremental sales added by RXI. Excluding incremental sales added by RXI, net sales for the plastic container business for 2000 increased $21.9 million, or 6.2%, from the prior year.

Net sales for the metal closure business were $90.8 million for the year ended December 31, 2000, as compared to $101.6 million for the prior year. The decrease in net sales was primarily due to generally soft demand from customers and to the continued conversion of metal closures to plastic closures.

Cost of Goods Sold. Cost of goods sold as a percentage of consolidated net sales was 87.8% ($1.648 billion) for the year ended December 31, 2000, an increase of 0.2 percentage point as compared to 87.6% ($1.657 billion) in 1999. The decline in gross profit margin was attributable to lower margins realized by the plastic container and metal closure businesses as discussed below, and was offset in part by higher margins from the metal food container business.

Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of consolidated net sales for the year ended December 31, 2000 decreased to 3.8% ($72.1 million), as compared to 3.9% ($75.0 million) for the prior year. This decrease was primarily a result of the absence in 2000 of costs incurred in 1999 for Year 2000 readiness issues, lower headcount and generally lower spending.

Income from Operations. Income from operations decreased $3.3 million, or 2.1%, to $157.1 million for the year ended December 31, 2000, as compared to income from operations of $160.4 million for the prior year excluding the effect of an aggregate of $36.1 million of rationalization charges recorded in 1999. This decrease was primarily a result of lower operating income of the plastic container business. Including the effect of the rationalization charges, income from operations for the year ended December 31, 1999 was $124.3 million. Income from operations as a percentage of consolidated net sales for the year ended December 31, 2000 was 8.4%, as compared to 8.5% for 1999 excluding the effect of the rationalization charges recorded in 1999. The slight decline in operating margins was attributable to lower operating margins of the plastic container business, which was largely offset by the improved operating performance of the metal food container business.

Income from operations for the metal food container business for the year ended December 31, 2000 was $120.2 million, a $0.4 million decrease from income from operations, excluding the effect of the rationalization charges recorded in 1999, of $120.6 million for the prior year. Including the effect of the rationalization charges, income from operations for the metal food container business for the year ended December 31, 1999 was $84.5 million. Income from operations as a percentage of net sales for the metal food container business was 8.7% for the year ended December 31, 2000, as compared to 8.4% in 1999 excluding the effect of the rationalization charges recorded in 1999. The improved operating margins of the metal food container business was principally attributable to benefits realized from an improved sales mix, plant rationalizations and lower selling, general and administrative expenses, and was partially offset by higher energy costs and depreciation expense.

Pursuant to continued efforts to optimize production efficiencies and to withdraw from lower margin business, we decided in the fourth quarter of 1999 to close two West Coast manufacturing facilities of the metal food container business, and accordingly recorded a pre-tax charge to earnings of $11.9 million, which included $7.3 million for the non-cash write-down in carrying value of certain assets. Additionally, in the third quarter of 1999, we recorded a non-cash pre-tax charge to earnings of $24.2 million to reduce the carrying value of certain assets of the metal food container business determined to be surplus or obsolete.

Income from operations for the plastic container business for the year ended December 31, 2000 was $36.9 million, a $3.1 million decrease from income from operations for the prior year. Income from operations as a percentage of net sales for the plastic container business for the year ended December 31, 2000 was 9.2%, as compared to 11.4% for 1999. The decrease in income from operations as a percentage of net sales for the plastic container business was principally attributable to the effects of increased resin prices which resulted in an increase in net sales but not in income from operations and to lower selling prices relating to the extension of certain long-term contracts.

Income from operations for the metal closure business for the year ended December 31, 2000 of $3.7 million remained essentially even with income from operations for the prior year. Income from operations as a percentage of net sales for the metal closure business increased to 4.1% for the year ended December 31, 2000, as compared to 3.6% in 1999. The increase in operating margins of the metal closure business was primarily a result of lower selling, general and administrative expenses, partially offset by lower unit sales, operating inefficiencies at two plants and higher energy costs.

Interest Expense. Interest expense increased $5.1 million to $91.2 million for the year ended December 31, 2000, as compared to $86.1 million in 1999. This increase was principally a result of increased borrowing in the fourth quarter of 2000 to finance the acquisition of RXI and higher interest rates in 2000, and was offset in part by lower average borrowings outstanding during the first nine months of 2000 primarily as a result of the planned inventory reduction by our metal food container business.

Income Taxes. The provision for income taxes for the year ended December 31, 2000 was recorded at an effective tax rate of 39.1% ($25.8 million), as compared to 37.4% ($14.3 million) for 1999. The effective tax rate in 2000 increased as compared to 1999 primarily due to the utilization of state tax net operating loss carryforwards in 1999 that were not available in 2000.

Net Income and Earnings per Share. As a result of the items discussed above, income for the year ended December 31, 2000 was $40.1 million, or $2.23 per diluted share, before losses in our equity investment in Packtion and an extraordinary loss related to the early extinguishment of our 13-1/4% Subordinated Debentures. Income for the year ended December 31, 1999 was $46.6 million, or $2.56 per diluted share, before rationalization charges recorded in 1999. Including our share of losses in our equity investment in Packtion of $4.6 million, or $0.26 per diluted share, and the extraordinary loss, net of tax, of $4.2 million, or $0.23 per diluted share, net income for the year ended December 31, 2000 was $31.3 million, or $1.74 per diluted share. For the year ended December 31, 1999, including rationalization charges of $36.1 million, or $1.24 per diluted share, net income was $23.9 million, or $1.32 per diluted share.

Capital Resources and Liquidity

Our principal sources of liquidity have been net cash from operating activities and corporate borrowings under our revolving loan facilities. Our liquidity requirements arise primarily from our obligations under the indebtedness incurred in connection with our acquisitions and the refinancing of that indebtedness, capital investment in new and existing equipment and the funding of our seasonal working capital needs.

In 2001, we used cash generated from operations of $143.0 million, cash proceeds from the White Cap joint venture of $32.4 million, proceeds from asset sales of $3.9 million, cash balances of $2.0 million and proceeds from the exercise of employee stock options of $1.0 million to fund capital expenditures of $93.0 million, repayments of borrowings under our senior secured credit facilities of $86.3 million and our investment in Packtion of $3.0 million.

In 2001, trade accounts receivable, net decreased $23.4 million to $144.9 million as compared to 2000. This decrease was primarily due to the impact of contributing our metal closure business to the White Cap joint venture and the impact of a few customers delaying payments in 2000 until the beginning of 2001. Inventories decreased $17.1 million to $262.6 million in 2001 as compared to 2000. This decrease was primarily due to the impact of contributing our metal closure business to the White Cap joint venture and the timing of raw material purchases and business requirements. Trade accounts payable decreased $34.3 million to $173.9 million principally due to the timing of payments and raw material purchases.

In 2000, we used net borrowings of revolving loans of $243.7 million ($242.1 million under our U.S. senior secured credit facility and $1.6 million under our Canadian senior secured credit facility), cash generated from operations of $95.1 million, proceeds from asset sales of $1.8 million and proceeds from the exercise of employee stock options of $0.5 million to fund our acquisition of RXI for $124.0 million, capital expenditures of $89.2 million, the redemption of the 13-1/4% Subordinated Debentures for $61.8 million, the repayment of $39.3 million of term loan borrowings under our senior secured credit facilities, the increase in our cash balances of $17.7 million, our investment in Packtion of $7.0 million, repurchases of common stock for $1.1 million and debt financing costs of $1.0 million.

In 2000, trade accounts receivable, net increased $40.2 million to $168.3 million as compared to 1999. This increase was primarily due to a few customers delaying payments until the beginning of 2001 and the acquisition of RXI. Inventories, net increased $30.2 million to $279.7 million in 2000 as compared to 1999. This increase was primarily due to the acquisition of RXI, the timing of raw material purchases and the timing of business requirements for new and existing customers. Trade accounts payable increased $32.7 million to $208.1 million primarily due to the timing of payments and raw material purchases.

In December 2000, we redeemed all of our outstanding 13-1/4% Subordinated Debentures ($56.2 million principal amount) with lower cost revolving loans under our U.S. senior secured credit facility. The redemption price for all of the 13-1/4% Subordinated Debentures, including premiums, was $61.8 million. We benefited from this redemption because of the lower interest rate applicable to such indebtedness, despite the slight increase in our indebtedness as a result.

In 1999, we used cash generated from operations of $143.3 million, $2.4 million of cash balances and $0.5 million of cash proceeds from the exercise of employee stock options to repay $44.7 million of borrowings under our senior secured credit facilities, fund net capital expenditures of $84.9 million and repurchase $16.6 million of our common stock.

Our senior secured credit facilities currently provide us with revolving loans of up to approximately $675.0 million (including $125.0 million added in October 2000). Revolving loans are available to us for our seasonal working capital requirements and general corporate purposes, including acquisitions. In addition, we may request to borrow up to an additional $75.0 million of revolving loans from one or more lenders under our U.S. senior secured credit facility. Revolving loans under our senior secured credit facilities may be borrowed, repaid and reborrowed until December 31, 2003, their final maturity, at which point all such outstanding revolving loans must be repaid. As of December 31, 2001, we had $333.0 million of revolving loans outstanding under our U.S. senior secured credit facility, and, after taking into account outstanding letters of credit, the available portion of the revolving loan facility under our U.S. senior secured credit facility was $321.5 million.

Additionally, as of December 31, 2001, there were no outstanding revolving loans under our Canadian senior secured credit facility, and after taking into account outstanding letters of credit, the available portion of the revolving loan facility under our Canadian senior secured credit facility was approximately $4.1 million.

Our U.S. senior secured credit facility also provided us with A Term Loans ($119.4 million outstanding at December 31, 2001) and B Term Loans ($186.6 million outstanding at December 31, 2001), which are required to be repaid in annual installments through December 31, 2003 and December 31, 2005, respectively. Additionally, our Canadian senior secured credit facility provided us with term loans ($2.6 million outstanding at December 31, 2001), which are required to be repaid in annual installments through December 31, 2003. You should also read Note 9 to our Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this Annual Report.

We are currently discussing with financial institutions a refinancing of our U.S. senior secured credit facility. As early as the second quarter of 2002, we may refinance all outstanding term loans and revolving loans under our current U.S. senior secured credit facility with new term loans and a revolving loan facility under a new U.S. senior secured credit facility and possibly from an issuance of additional subordinated indebtedness. However, we can not guarantee that we will be able to refinance our current U.S. senior secured credit facility. We expect to be able to use the new revolving loan facility and additional term loans for working capital purposes, acquisitions and other permitted purposes. Based on the current market, we also expect that the interest rate margins under the new U.S. senior secured credit facility will be higher than the interest rate margins under our current U.S. senior secured credit facility. Accordingly, if we complete a refinancing of our U.S. senior secured credit facility, we expect that our interest expense will increase during the second half of 2002 as compared to the second half of 2001.

Because we sell metal containers used in fruit and vegetable pack processing, we have seasonal sales. As is common in the industry, we must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Seasonal accounts are generally settled by year end. Due to our seasonal requirements, we incur short term indebtedness to finance our working capital requirements.

For 2002, we estimate that we will utilize approximately $190-200 million of revolving loans under our senior secured credit facilities for our month-end peak seasonal working capital requirements. We may use the available portion of our revolving loan facilities, after taking into account our seasonal needs and outstanding letters of credit, for acquisitions and other permitted purposes.

Our board of directors has authorized the repurchase of up to $70 million of our common stock. As of December 31, 2001, we have repurchased 2,708,975 shares of our common stock for an aggregate cost of approximately $61.0 million. The repurchases were financed through revolving loan borrowings under our U.S. senior secured credit facility. We intend to finance future repurchases, if any, of our Common Stock with revolving loans from our U.S. senior secured credit facility.

In addition to our operating cash needs, we believe our cash requirements over the next few years (without taking into account the effect of future acquisitions) will consist primarily of:

- annual capital expenditures of $80 to $110 million;
- annual principal amortization payments of bank term loans under our current senior secured credit facilities in 2002 through 2005 of approximately $58.0 million, $68.1 million, $2.0 million and $180.7 million and the repayment of outstanding revolving loans under our current senior secured credit facilities ($333.0 million outstanding at December 31, 2001) no later than December 31, 2003;
- our interest requirements, including interest on revolving loans (the principal amount of which will vary depending upon seasonal requirements) and bank term loans under our senior secured credit facilities, which bear fluctuating rates of interest, and our 9% Senior Subordinated Debentures due 2009, or 9% Debentures; and
- payments of approximately $20 million for federal, state and foreign tax liabilities in 2002, which will increase annually thereafter.

We believe that cash generated from operations and funds from the revolving loans available under our current senior secured credit facilities as well as proceeds and available loans from the refinancing of our current U.S. senior secured credit facility as discussed above will be sufficient to meet our expected operating needs, planned capital expenditures, debt service and tax obligations for the foreseeable future. We are also continually evaluating and pursuing acquisition opportunities in the consumer goods packaging market and may incur additional indebtedness, including indebtedness under our senior secured credit facilities, to finance any such acquisition.

A portion of our term loan indebtedness and all of our revolving loan indebtedness under our current U.S. senior secured credit facility matures on December 31, 2003. As discussed above, we may refinance our current U.S. senior secured credit facility as early as the second quarter of 2002 with a new U.S. senior secured credit facility and possibly from an issuance of additional subordinated indebtedness. However, we may not be able to effect such refinancing and, if we are able to effect such refinancing, we may not be able to do so on the same terms (including interest rate margins) as our current U.S. senior secured credit facility. Our ability to effect this refinancing and the terms of this refinancing will depend upon a variety of factors, including:

- our future prospects, which will be subject to prevailing economic conditions and to financial, business and other factors (including the state of the economy and the financial markets and other factors beyond our control) affecting our business and operations;
- prevailing interest rates;
- the timing of the refinancing; and
- the amount of debt to be refinanced.

Our senior secured credit facilities and the indenture with respect to the 9% Debentures contain restrictive covenants that, among other things, limit our ability to incur debt, sell assets and engage in certain transactions. We do not expect these limitations, or any limitations that may exist in any new U.S. senior secured credit facility, to have a material effect on our business or our results of operations. We are in compliance with all financial and operating covenants contained in our financing agreements and believe that we will continue to be in compliance during 2002 with all of these covenants.

Our contractual obligations at December 31, 2001 are provided below:

		Payments Due By Period			
	Total	Less Than 1 Year	1-3 Years	4-5 Years	Thereafter
Long-term debt	$ 944.8	$58.0	$403.1	$180.7	$303.0
Minimum rental commitments	94.7	18.6	26.8	18.5	30.8
Total contractual cash obligations	$1,039.5	$76.6	$429.9	$199.2	$333.8

At December 31, 2001, we also had outstanding letters of credit of $16.0 million that were issued under our U.S. senior secured credit facility.

Effect of Inflation and Interest Rate Fluctuations

Historically, inflation has not had a material effect on us, other than to increase our cost of borrowing. In general, we have been able to increase the sales prices of our products to reflect any increases in the prices of raw materials.

Because we have indebtedness which bears interest at floating rates, our financial results will be sensitive to changes in prevailing market rates of interest. As of December 31, 2001, we had $944.8 million of indebtedness outstanding, of which $366.7 million bore interest at floating rates, taking into account interest rate swap agreements we entered into as of that date to mitigate the effect of interest rate fluctuations. Under these agreements, floating rate interest based on the three month LIBOR rate was exchanged for fixed rates of interest ranging from 3.8% to 6.4%. The aggregate notional principal amounts of these agreements totals $275 million, with $100 million aggregate notional principal amount maturing in 2002, $125 million aggregate notional principal amount maturing in 2003 and $50 million aggregate notional principal amount maturing in 2004. Depending upon market conditions, we may enter into additional interest rate swap or hedge agreements (with counterparties that, in our judgment, have sufficient creditworthiness) to hedge our exposure against interest rate volatility.

Rationalization Charges and Acquisition Reserves

During the fourth quarter of 2001, we approved and announced to employees separate plans to exit our Northtown, Missouri and Kingsburg, California metal food container facilities and to cease operation of our composite container department at our Waukegan, Illinois metal food container facility. These plans included the termination of approximately 80 plant employees, the termination of an operating lease and other plant related exit costs including equipment dismantle costs. These decisions resulted in a fourth quarter pre-tax charge to earnings of $7.0 million. This charge consisted of $4.2 million for the non-cash write-down in carrying value of assets, $1.4 million for employee severance and benefits and $1.4 million for plant exit costs. Through December 31, 2001, excluding the non-cash write-down, a total of $0.1 million has been expended relating to these plans. At December 31, 2001, this reserve had a balance of $2.7 million. Cash payments relating to these plans are expected through 2002.

During the first quarter of 2001, we approved and announced to employees a plan to exit our Fairfield, Ohio plastic container facility. The plan included the termination of approximately 150 plant employees and other related exit costs including equipment dismantle costs and contractual rent obligations. This decision resulted in a first quarter pre-tax charge to earnings of $3.5 million, which consisted of $2.6 million for plant exit costs and $0.9 million for employee severance and benefits. Through December 31, 2001, a total of $1.4 million has been expended relating to this plan. These expenditures consisted of $0.7 million related to employee severance and benefits and $0.7 million for plant exit costs. At December 31, 2001, this reserve had a balance of $2.1 million. Although we have closed the plant, the timing of cash payments is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to closing this facility are expected primarily through 2002.

During the fourth quarter of 1999, we approved and announced to employees separate plans to exit our San Leandro and City of Industry, California metal food container facilities. These plans included the termination of approximately 130 plant employees, termination of two operating leases and other plant related exit costs including equipment dismantle costs and contractual rent obligations. These decisions resulted in a fourth quarter pre-tax charge to earnings of $11.9 million. This charge consisted of $7.3 million for the non-cash write-down in carrying value of assets, $2.2 million for employee severance and benefits and $2.4 million for plant exit costs. Through December 31, 2001, excluding the non-cash write-down, a total of $4.4 million has been expended relating to these plans. These expenditures consisted of $2.2 million related to employee severance and benefits and $2.2 million for plant exit costs. During the fourth quarter of 2001, certain assets with carrying values that were previously written down as part of this rationalization charge were placed back in service. As a result, we recorded $1.2 million as a credit to rationalization charges, net in our Consolidated Statements of Income, and recorded those assets in our Consolidated Balance Sheets at their depreciated cost, which approximates fair value. At December 31, 2001, this reserve had a balance of $0.2 million. Although we have closed both plants, the timing of cash payments has been dependent upon the resolution of various matters with the lessor of one of the facilities. Accordingly, cash payments related to closing these facilities are expected through 2002.

During 1999, we initiated and concluded a study to evaluate the long-term utilization of all assets of our metal food container business. As a result, during the third quarter of 1999, we determined that certain adjustments were necessary to properly reflect the net realizable values of machinery and equipment which had become surplus or obsolete and recorded a non-cash pre-tax charge to earnings of $24.2 million to reduce the carrying value of those assets.

Acquisition reserves established in connection with our 1998 purchases of CS Can, Clearplass Containers, Inc., and Winn Packaging Co., were recorded pursuant to plans that we began to assess and formulate at the time of the acquisitions and which were finalized in 1999. As a result of these plans, we recorded acquisition reserves totaling $5.4 million, of which $0.5 million related to employee severance and benefits, $4.6 million related to plant exit costs necessary to comply with environmental requirements that existed at the time of the acquisition and to exit the acquired Albia, Iowa and Sheffield, Alabama plastic container manufacturing facilities and $0.3 million related to liabilities incurred in connection with these acquisitions. Through December 31, 2001, a total of $3.5 million has been expended relating to these plans, which consisted of $0.5 million related to employee severance and benefits, $2.9 million for plant exit costs and $0.1 million for the payment of acquisition related liabilities. The timing of cash payments relating to the CS Can activities has been primarily dependent upon obtaining necessary environmental permits and approvals in connection with a consent order with the U.S. Environmental Protection Agency to which we are subject as a result of our acquisition of CS Can. All actions under these plans were completed during the fourth quarter of 2001 at amounts less than previously estimated, and, accordingly, we reversed $1.9 million of acquisition reserves as a reduction to goodwill.

Acquisition reserves established in connection with our purchase of the Food Metal and Specialty Business of American National Can Company in 1995 aggregating approximately $49.5 million were recorded pursuant to plans that we began to assess and formulate at the date of the acquisition and which were finalized in 1996. These reserves consisted of employee severance and benefits costs ($26.1 million) for the termination of approximately 500 plant, selling and administrative employees, plant exit costs ($6.6 million) related to the planned closure of the St. Louis, Missouri plant, the downsizing of the Hoopeston, Illinois and Savage, Minnesota facilities and the restructuring of the St. Paul, Minnesota plant and liabilities incurred in connection with the acquisition ($16.8 million). Through December 31, 2001, a total of $44.0 million has been expended related to these plans, which consisted of $24.6 million for employee severance and benefits, $4.6 million for plant exit costs and $14.8 million for payment of acquisition related liabilities. At December 31, 2001, this reserve had a balance of $5.5 million. Although we have completed our plan, cash payments are expected to continue for pension obligations totaling $1.5 million which are required to be paid pursuant to a labor agreement in place at the time of acquisition, the last in a series of $2.0 million annual contractual payments that began in 1996 and continue through 2002 to resolve a contract dispute that arose in connection with the acquisition and the resolution of various environmental liabilities, estimated at $2.0 million, that existed at the time of the acquisition.

You should also read Note 3 to our Consolidated Financial Statements for the year ended December 31, 2001 included elsewhere in this Annual Report.

Critical Accounting Policies

Accounting principles generally accepted in the United States require estimates and assumptions that affect the reported amounts in our consolidated financial statements and the accompanying notes. Some of these estimates and assumptions require difficult, subjective and/or complex judgments. Critical accounting policies cover accounting matters that are inherently uncertain because the future resolution of such matters is unknown. We believe that our accounting policies for deferred income taxes, pension and postretirement benefits and acquisition and rationalization reserves reflect the more significant judgments and estimates in our consolidated financial statements. You should also read our Consolidated Financial Statements for the year ended December 31, 2001 and the accompanying notes included elsewhere in this Annual Report.

At December 31, 2001, we had approximately $39.1 million of deferred tax assets relating to $102.6 million of net operating loss carryforwards, or NOLs, that expire between 2011 and 2021, for which no valuation allowance has been established. We had NOLs of approximately $39.7 million available to offset future consolidated taxable income (excluding CS Can), and CS Can had NOLs of approximately $62.9 million available to offset its future taxable income. We believe that it is more likely than not that these NOLs will be available to reduce future income tax liabilities based on estimated future taxable income, the reversal of temporary differences in future periods and the utilization of tax planning strategies. Current levels of consolidated pre-tax earnings (excluding CS Can) are sufficient to generate the taxable income required to realize our deferred tax assets. Pre-tax earnings levels for CS Can would need to increase from current levels to generate sufficient taxable income to realize its deferred tax assets. We would reduce our deferred tax assets by a valuation allowance if it became more likely than not that a portion of these NOLs would not be utilized. If a valuation allowance were established, additional expense would be recorded within the provision for income taxes in our Consolidated Statements of Income in the period that the determination was made. This process requires the use of significant judgment and estimates.

Our pension and postretirement benefit costs and liabilities are developed from actuarial valuations. Inherent in these valuations are assumptions, including the discount rate, expected return on plan assets, rate of compensation increase and health care cost trend rate. In making these assumptions, we consider current market conditions, including changes in interest rates. Changes in assumptions could have a significant effect on related pension and postretirement benefit costs and liabilities in the future.

Historically, we have maintained a strategy of acquiring businesses and enhancing profitability through productivity and cost reduction opportunities. Acquisitions require us to estimate the fair value of the assets acquired and liabilities assumed in the transactions. These estimates of fair value are based on our business plans for the acquired entities, which includes eliminating operating redundancies, facility closings and rationalizations and assumptions as to the ultimate resolution of liabilities assumed. We also continually evaluate the operating performance of our existing facilities and our business requirements and, when deemed appropriate, we exit or rationalize existing operating facilities. Establishing reserves for acquisition plans and facility rationalizations requires the use of estimates. Although we believe that these estimates accurately reflect the costs of these plans, actual costs incurred may differ from these estimates.

New Accounting Pronouncements

Effective January 1, 2001, we adopted Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. SFAS No. 133 requires all derivative instruments to be recorded in the consolidated balance sheets at their fair values. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have a significant impact on our financial position or results of operations.

During July 2001, the Financial Accounting Standards Board, or the Board, issued SFAS No. 141, "Business Combinations," which revises the accounting treatment for business combinations to require the use of purchase accounting and prohibit the use of the pooling-of-interests method for business combinations initiated after June 30, 2001. During July 2001, the Board also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which revises the accounting for goodwill to eliminate amortization of goodwill on transactions consummated after June 30, 2001 and of all other goodwill as of January 1, 2002. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 142 requires goodwill and other intangibles to be assessed for impairment each year and more frequently if circumstances indicate a possible impairment. During 2002, we will perform our first impairment test as of January 1, 2002. We estimate that net income and diluted earnings per share would have been approximately $44.8 million and $2.48, respectively, for the year ended December 31, 2001; $33.9 million and $1.88, respectively, for the year ended December 31, 2000; and $26.4 million and $1.45, respectively, for the year ended December 31, 1999, had the provisions of SFAS No. 142 been applied in those years. We do not anticipate having to record a charge to net income for the potential impairment of goodwill or other intangible assets as a result of adoption of SFAS No. 142.

In October 2001, the Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. SFAS No. 144 is effective on January 1, 2002. We do not expect the adoption of SFAS No. 144 to have a significant impact on our 2002 financial statements.

Forward-Looking Statements

The statements we have made in "Management's Discussion and Analysis" and elsewhere in this Annual Report which are not historical facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934, as amended. These forward-looking statements are made based upon our management's expectations and beliefs concerning future events impacting us and therefore involve a number of uncertainties and risks. As a result, the actual results of our operations or our financial condition could differ materially from those expressed or implied in these forward-looking statements. Important factors that could cause the actual results of our operations or our financial condition to differ from those expressed or implied in these forward-looking statements include, but are not necessarily limited to:

- our ability to effect cost reduction initiatives and realize benefits from capital investments;
- our ability to locate or acquire suitable acquisition candidates at attractive cash flow multiples and on acceptable terms;
- our ability to assimilate the operations of our acquired businesses into our existing operations;
- our ability to generate free cash flow to invest in our business and service our indebtedness;
- limitations and restrictions contained in our instruments and agreements governing our indebtedness;
- our ability to retain sales with our major customers;
- the size and quality of the vegetable and fruit harvests in the midwest and west regions of the United States;
- changes in the pricing and availability to us of raw materials or our ability generally to pass raw material price increases through to our customers;
- changes in consumer preferences for different packaging products;
- competitive pressures, including new product developments or changes in competitors' pricing for products;
- changes in governmental regulations or enforcement practices;
- changes in general economic conditions, such as fluctuations in interest rates and changes in energy costs (such as natural gas and electricity);
- changes in labor relations and costs;
- our ability to refinance our current U.S. senior secured credit facility and, if we are able to effect this refinancing, the terms of this refinancing, all of which will be dependent upon a variety of factors, including our future prospects, the state of the economy and the financial markets, prevailing interest rates, the timing of the refinancing, the amount of debt to be refinanced and other factors beyond our control; and
- other factors described elsewhere in this Annual Report or in our other filings with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to our operations result primarily from changes in interest rates. In the normal course of business, we also have limited foreign currency risk associated with our Canadian operations and risk related to commodity price changes for items such as natural gas. We employ established policies and procedures to manage our exposure to these risks. Interest rate, foreign currency and commodity pricing transactions are used only to the extent considered necessary to meet our objectives. We do not utilize derivative financial instruments for trading or other speculative purposes.

Interest Rate Risk. Our interest rate risk management objective is to limit the impact of interest rate changes on our net income and cash flow and to lower our overall borrowing cost. To achieve our objectives, we regularly evaluate the amount of our variable rate debt as a percentage of our aggregate debt. We manage our exposure to interest rate fluctuations in our variable rate debt through interest rate swap agreements. These agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. We have entered into these agreements with banks under our U.S. senior secured credit facility, and our obligations under these agreements are guaranteed and secured on a pari passu basis with our obligations under our U.S. senior secured credit facility. You should also read Notes 9 and 10 to our Consolidated Financial Statements included elsewhere in this Annual Report which outline the principal amounts, interest rates, fair values and other terms required to evaluate the expected cash flows from these agreements.

Based on the average outstanding amount of our variable rate indebtedness in 2001, a one percentage point change in the interest rates for our variable rate indebtedness would have impacted 2001 interest expense by an aggregate of approximately $6.4 million, after taking into account the average outstanding notional amount of our interest rate swap agreements during 2001.

Foreign Currency Exchange Rate Risk. We do not conduct a significant portion of our manufacturing or sales activity in foreign markets. Presently, our only foreign activities are conducted in Canada. When the U.S. dollar strengthens against such foreign currencies, the reported U.S. dollar value of local currency operating profits generally decreases; when the U.S. dollar weakens against such foreign currencies, the reported U.S. dollar value of local currency operating profits generally increases. Since we do not have significant foreign operations, we do not believe it is necessary to enter into any derivative financial instruments to reduce our exposure to foreign currency exchange rate risk.

Because our Canadian subsidiary operates within its local economic environment, we believe it is appropriate to finance such operation with local currency borrowings. In determining the amount of such borrowings, we evaluate the operation's short and long-term business plans, tax implications, and the availability of borrowings with acceptable interest rates and terms. This strategy mitigates the risk of reported losses or gains in the event that the Canadian currency strengthens or weakens against the U.S. dollar. Furthermore, our Canadian operating profit is used to repay its local borrowings or is reinvested in Canada, and is not expected to be remitted to us or invested elsewhere. As a result, it is not necessary for us to mitigate the economic effects of currency rate fluctuations on our Canadian earnings.

Commodity Pricing Risk. We purchase commodities for our products such as metal and resins. These commodities are generally purchased pursuant to contracts or at market prices established with the vendor. In general, we do not engage in hedging activities for these commodities due to our ability to pass on price changes to our customers.

We also purchase other commodities, such as natural gas and electricity, and are subject to risks on the pricing of these commodities. In general, we purchase these commodities pursuant to contracts or at market prices. We manage a significant portion of our exposure to natural gas price fluctuations through natural gas swap agreements. These agreements effectively convert pricing exposure for natural gas from market pricing to a fixed price. You should also read Note 10 to our Consolidated Financial Statements included elsewhere in this Annual Report which outlines the terms necessary to evaluate these transactions.

The management of Silgan Holdings Inc. is responsible for the preparation and integrity of all information contained in this Annual Report. The Company's consolidated financial statements and other financial information are prepared in accordance with accounting principles generally accepted in the United States and, accordingly, include certain informed judgments and estimates of management. The Company's independent auditors have audited the consolidated financial statements as described in their report which follows.

Management maintains a system of internal accounting and managerial controls which are designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable for financial statement preparation.

An Audit Committee of the Company's Board of Directors, consisting of directors who are not officers or employees of the Company, meets periodically with management and the Company's independent auditors to obtain assurances as to the integrity of the Company's accounting and financial reporting and to affirm the adequacy of the system of accounting and managerial controls in place. The Company's independent auditors have full, free and separate access to the Audit Committee to discuss all appropriate matters.

We believe that the Company's policies and system of accounting and managerial controls reasonably assure the integrity of the information in the consolidated financial statements and in the other sections of this Annual Report.

R. Philip Silver
Chairman of the Board and
Co-Chief Executive Officer

D. Greg Horrigan
President and
Co-Chief Executive Officer

Harley Rankin, Jr.
Executive Vice President and
Chief Financial Officer

The Board of Directors and Stockholders
Silgan Holdings Inc.

We have audited the accompanying consolidated balance sheets of Silgan Holdings Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silgan Holdings Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Stamford, Connecticut
January 29, 2002

Consolidated Balance Sheets

Silgan Holdings Inc.

December 31,	2001	2000
(Dollars in thousands)		
Assets		
Current assets:		
Cash and cash equivalents	$ 18,009	$ 20,073
Trade accounts receivable, less allowances of $3,449 and $3,001, respectively	144,903	168,307
Inventories	262,627	279,737
Prepaid expenses and other current assets	12,053	11,874
Total current assets	437,592	479,991
Property, plant and equipment, net	677,542	709,513
Goodwill, net	141,465	153,038
Other assets	55,221	41,282
	$1,311,820	$1,383,824
Liabilities and Stockholders' Equity (Deficiency)		
Current liabilities:		
Current portion of long-term debt	$ 57,999	$ 44,948
Trade accounts payable	173,851	208,144
Accrued payroll and related costs	59,215	56,452
Accrued interest payable	5,022	9,564
Accrued liabilities	21,631	13,142
Total current liabilities	317,718	332,250
Long-term debt	886,770	986,527
Other liabilities	92,184	85,427
Total liabilities	1,296,672	1,404,204
Commitments and contingencies		
Stockholders' equity (deficiency):		
Common stock ($0.01 par value per share; 100,000,000 shares authorized, 20,539,145 and 20,388,372 shares issued and 17,853,670 and 17,702,897 shares outstanding, respectively)	205	204
Paid-in capital	118,319	118,099
Retained earnings (accumulated deficit)	(34,937)	(76,702)
Accumulated other comprehensive income (loss)	(8,046)	(1,588)
Treasury stock at cost (2,685,475 shares)	(60,393)	(60,393)
Total stockholders' equity (deficiency)	15,148	(20,380)
	$1,311,820	$1,383,824

See notes to consolidated financial statements.

Consolidated Statements of Income

Silgan Holdings Inc.

For the years ended December 31,	2001	2000	1999
(Dollars in thousands, except per share data)			
Net sales	$ 1,940,994	$ 1,877,497	$ 1,892,078
Cost of goods sold	1,700,708	1,648,247	1,656,694
Gross profit	240,286	229,250	235,384
Selling, general and administrative expenses	78,541	72,148	74,943
Rationalization charges, net	9,334	—	36,149
Income from operations	152,411	157,102	124,292
Gain on assets contributed to affiliate	4,908	—	—
Interest and other debt expense	81,192	91,178	86,057
Income before income taxes and equity in losses of affiliates	76,127	65,924	38,235
Provision for income taxes	30,222	25,790	14,305
Income before equity in losses of affiliates and extraordinary item	45,905	40,134	23,930
Equity in losses of affiliates	4,140	4,610	—
Income before extraordinary item	41,765	35,524	23,930
Extraordinary item - loss on early extinguishment of debt, net of income taxes	—	4,216	—
Net income	$ 41,765	$ 31,308	$ 23,930
Basic earnings per share:			
Income before extraordinary item	$ 2.35	$ 2.01	$ 1.35
Extraordinary item	—	(0.24)	—
Basic net income per share	$ 2.35	$ 1.77	$ 1.35
Diluted earnings per share:			
Income before extraordinary item	$ 2.31	$ 1.97	$ 1.32
Extraordinary item	—	(0.23)	—
Diluted net income per share	$ 2.31	$ 1.74	$ 1.32

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficiency)

Silgan Holdings Inc.

For the years ended December 31, 2001, 2000 and 1999

(Dollars and shares in thousands)	Common Stock Shares	Common Stock Par Value	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity (Deficiency)
Balance at January 1, 1999	18,256	$199	$117,911	$(131,940)	$ (723)	$(42,755)	$(57,308)
Comprehensive income:							
Net income	—	—	—	23,930	—	—	23,930
Minimum pension liability	—	—	—	—	(80)	—	(80)
Foreign currency translation	—	—	—	—	530	—	530
Comprehensive income							24,380
Stock option exercises, including tax benefit of $243	193	2	755	—	—	—	757
Repurchase of common stock	(902)	—	—	—	—	(16,563)	(16,563)
Balance at December 31, 1999	17,547	201	118,666	(108,010)	(273)	(59,318)	(48,734)
Comprehensive income:							
Net income	—	—	—	31,308	—	—	31,308
Minimum pension liability	—	—	—	—	(797)	—	(797)
Foreign currency translation	—	—	—	—	(518)	—	(518)
Comprehensive income							29,993
Stock option exercises, including tax provision of $826	256	3	(317)	—	—	—	(314)
Equity affiliate closing costs	—	—	(250)	—	—	—	(250)
Repurchase of common stock	(100)	—	—	—	—	(1,075)	(1,075)
Balance at December 31, 2000	17,703	204	118,099	(76,702)	(1,588)	(60,393)	(20,380)
Comprehensive income:							
Net income	—	—	—	41,765	—	—	41,765
Minimum pension liability	—	—	—	—	(1,966)	—	(1,966)
Change in fair value of derivatives, net of tax benefit of $2,151	—	—	—	—	(3,267)	—	(3,267)
Foreign currency translation	—	—	—	—	(1,225)	—	(1,225)
Comprehensive income							35,307
Stock option exercises, including tax benefit of $595	151	1	1,622	—	—	—	1,623
Dilution of investment in equity affiliate	—	—	(1,402)	—	—	—	(1,402)
Balance at December 31, 2001	17,854	$205	$118,319	$ (34,937)	$(8,046)	$(60,393)	$ 15,148

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Silgan Holdings Inc.

For the years ended December 31,	2001	2000	1999
(Dollars in thousands)			
Cash flows provided by (used in) operating activities:			
Net income	$ 41,765	$ 31,308	$ 23,930
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	89,772	84,577	82,093
Amortization of goodwill and other intangibles	5,759	4,392	3,881
Amortization of debt issuance costs	1,675	1,658	1,593
Rationalization charges, net	9,334	—	36,149
Equity in losses of affiliates	4,140	4,610	—
Gain on assets contributed to affiliate	(4,908)	—	—
Deferred income tax provision	13,852	11,749	4,629
Extraordinary item	—	6,926	—
Other changes that provided (used) cash, net of effects of acquisitions:			
Trade accounts receivable	19,179	(26,995)	5,909
Inventories	1,220	(18,366)	(870)
Trade accounts payable	(34,293)	21,106	(9,113)
Accrued liabilities	4,312	(19,610)	7,143
Other, net	(8,824)	(6,210)	(12,075)
Net cash provided by operating activities	142,983	95,145	143,269
Cash flows provided by (used in) investing activities:			
Investment in equity affiliate	(3,039)	(7,026)	—
Proceeds from equity affiliate	32,388	—	—
Acquisition of businesses	—	(124,015)	—
Capital expenditures	(93,042)	(89,227)	(87,421)
Proceeds from asset sales	3,901	1,789	2,514
Net cash used in investing activities	(59,792)	(218,479)	(84,907)
Cash flows provided by (used in) financing activities:			
Borrowings under revolving loans	710,749	1,198,459	912,959
Repayments under revolving loans	(746,719)	(954,724)	(923,659)
Proceeds from stock option exercises	1,028	512	514
Repurchase of common stock	—	(1,075)	(16,563)
Repayments and redemptions of long-term debt	(50,313)	(101,124)	(33,955)
Debt financing costs	—	(1,052)	—
Net cash (used in) provided by financing activities	(85,255)	140,996	(60,704)
Cash and cash equivalents:			
Net (decrease) increase	(2,064)	17,662	(2,342)
Balance at beginning of year	20,073	2,411	4,753
Balance at end of year	$ 18,009	$ 20,073	$ 2,411
Interest paid	$ 85,825	$ 91,200	$ 84,037
Income taxes paid, net of refunds	8,308	13,352	9,511

See notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of Business

Silgan Holdings Inc., or Holdings, conducts its business through its wholly owned operating subsidiaries, Silgan Containers Corporation, or Containers, and Silgan Plastics Corporation, or Plastics. We are engaged in the manufacture and sale of steel and aluminum containers for human and pet food and custom designed plastic containers and closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. Principally all of our businesses are based in the United States.

Basis of Presentation

The consolidated financial statements include the accounts of Holdings and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The functional currency for our foreign operations is the Canadian dollar. Balance sheet accounts of our foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while revenue and expense accounts are translated at average rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss).

Certain prior years' amounts have been reclassified to conform with the current year's presentation.

Cash and Cash Equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. The carrying values of these assets approximate their fair values. As a result of our cash management system, checks issued and presented to the banks for payment may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $74.8 million at December 31, 2001 and $106.8 million at December 31, 2000 are included in trade accounts payable.

Inventories

Inventories are valued at the lower of cost or market (net realizable value) and the cost is principally determined on the last-in, first-out basis, or LIFO.

Property, Plant and Equipment, Net

Property, plant and equipment is stated at historical cost less accumulated depreciation. Major renewals and betterments that extend the life of an asset are capitalized and repairs and maintenance expenditures are charged to expense as incurred. Design and development costs for molds, dies and other tools that we do not own and that will be used to produce products that will be sold under long-term supply arrangements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of depreciable assets. The principal estimated useful lives are 35 years for buildings and range between 3 to 18 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the life of the lease.

Interest incurred on amounts borrowed in connection with the installation of major machinery and equipment acquisitions is capitalized. Capitalized interest of $1.6 million in 2001 and $2.4 million in 2000 was recorded as part of the cost of the assets to which it relates and is amortized over the assets' estimated useful life.

Goodwill

Excess purchase price over the fair value of net assets acquired (or goodwill) is amortized on a straight-line basis principally over 40 years. The amortization periods have been estimated given the nature of the technology, industry practice and long-term customer relationships of the businesses acquired. Goodwill is included in impairment reviews when events or circumstances exist that indicate its carrying amount may not be recoverable. Accumulated amortization of goodwill at December 31, 2001 and 2000 was $25.6 million and $20.7 million, respectively.

During July 2001, the Financial Accounting Standards Board, or the Board, issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations," which revises the accounting treatment for business combinations to require the use of purchase accounting and prohibit the use of the pooling-of-interests method for business combinations initiated after June 30, 2001. During July 2001, the Board also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which revises the accounting for goodwill to eliminate amortization of goodwill on transactions consummated after June 30, 2001 and of all other goodwill as of January 1, 2002. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 142 requires goodwill and other intangibles to be assessed for impairment each year and more frequently if circumstances indicate a possible impairment. During 2002, we will perform our first impairment test as of January 1, 2002. We estimate that net income and diluted earnings per share would have been approximately $44.8 million and $2.48, respectively, for the year ended December 31, 2001; $33.9 million and $1.88, respectively, for the year ended December 31, 2000; and $26.4 million and $1.45, respectively, for the year ended December 31, 1999, had the provisions of SFAS No. 142 been applied in those years. We do not anticipate having to record a charge to net income for the potential impairment of goodwill or other intangible assets as a result of the adoption of SFAS No. 142.

Impairment of Long-Lived Assets

We assess long-lived assets for impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under these rules, we assess long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. An impairment exists if the estimate of future undiscounted cash flows generated by the assets is less than the carrying value of the assets. If an impairment is determined to exist, any related impairment loss is then measured by comparing the fair value of the assets to their carrying amount.

In October 2001, the Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion, or APB, No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and expands the scope of a discontinued operation to include a component of an entity. SFAS No. 144 is effective on January 1, 2002. We do not expect the adoption of SFAS No. 144 to have a significant impact on our 2002 financial statements.

Other Assets

Other assets consist principally of investments in equity affiliates, debt issuance costs which are being amortized on a straight-line basis over the terms of the related debt agreements (6 to 12 years) and other intangible assets which are being amortized over their expected useful lives using the straight-line method.

Hedging Instruments

We utilize certain derivative financial instruments to manage our interest rate and natural gas cost exposures. We do not engage in trading or other speculative uses of these financial instruments. For a financial instrument to qualify as a hedge, we must be exposed to interest rate or price risk, and the financial instrument must reduce the exposure and be designated as a hedge. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period.

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. SFAS No. 133 requires all derivative instruments to be recorded in the consolidated balance sheets at their fair values. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have a significant impact on our financial position or results of operations.

Income Taxes

We account for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment of such change. Income taxes are calculated for Holdings and the acquired steel container manufacturing business of Campbell Soup Company, or CS Can, on a separate return basis. U.S. income taxes have not been provided on the accumulated earnings of our foreign subsidiaries since these earnings are expected to be permanently reinvested.

Revenue Recognition

Revenues are recognized when goods are shipped and the title and risk of loss pass to the customer. Shipping and handling fees and costs incurred in connection with products sold are recorded in cost of goods sold in our Consolidated Statements of Income.

Stock Based Compensation

We account for our employee stock option plan in accordance with APB No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense is recognized when the exercise price of employee stock options is less than or equal to the market price of the underlying stock on the date of grant.

Note 2. Acquisition

On October 1, 2000, we acquired all of the outstanding capital stock of RXI Holdings, Inc., or RXI Plastics, a manufacturer and seller of rigid plastic packaging, for $124.0 million in cash. We financed the purchase price through revolving loan borrowings under our U.S. bank credit agreement. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, and RXI Plastics' results of operations have been included in our consolidated operating results from the date of acquisition.

During 2001, we completed the allocation of excess purchase price over the fair value of net assets acquired. As a result, we reduced goodwill by $4.3 million primarily to reflect the final valuation of property, plant and equipment and deferred income taxes. Goodwill of $45.5 million has been recorded and is being amortized over 40 years.

Note 3. Rationalization Charges and Acquisition Reserves

During the fourth quarter of 2001, we approved and announced to employees separate plans to exit our Northtown, Missouri and Kingsburg, California metal food container facilities and to cease operation of our composite container department at our Waukegan, Illinois metal food container facility. These plans included the termination of approximately 80 plant employees, the termination of an operating lease and other plant related exit costs including equipment dismantle costs. These decisions resulted in a fourth quarter pre-tax charge to earnings of $7.0 million. This charge consisted of $4.2 million for the non-cash write-down in carrying value of assets, $1.4 million for employee severance and benefits and $1.4 million for plant exit costs. Through December 31, 2001, a total of $0.1 million, excluding the non-cash write-down, has been expended relating to these plans. At December 31, 2001, this reserve had a balance of $2.7 million. Cash payments relating to these plans are expected through 2002.

During the first quarter of 2001, we approved and announced to employees a plan to exit our Fairfield, Ohio plastic container facility. The plan included the termination of approximately 150 plant employees and other related exit costs including equipment dismantle costs and contractual rent obligations. This decision resulted in a first quarter pre-tax charge to earnings of $3.5 million, which consisted of $2.6 million for plant exit costs and $0.9 million for employee severance and benefits. Through December 31, 2001, a total of $1.4 million has been expended relating to this plan. These expenditures consisted of $0.7 million related to employee severance and benefits and $0.7 million for plant exit costs. At December 31, 2001, this reserve had a balance of $2.1 million. Although we have closed the plant, the timing of cash payments is dependent upon the expiration of a lease obligation. Accordingly, cash payments related to closing this facility are expected primarily through 2002.

During the fourth quarter of 1999, we approved and announced to employees separate plans to exit our San Leandro and City of Industry, California metal food container facilities. These plans included the termination of approximately 130 plant employees, termination of two operating leases and other plant related exit costs including equipment dismantle costs and contractual rent obligations. These decisions resulted in a fourth quarter pre-tax charge to earnings of $11.9 million. This charge consisted of $7.3 million for the non-cash write-down in carrying value of assets, $2.2 million for employee severance and benefits and $2.4 million for plant exit costs. Through December 31, 2001, a total of $4.4 million, excluding the non-cash write-down, has been expended relating to these plans. These expenditures consisted of $2.2 million related to employee severance and benefits and $2.2 million for plant exit costs. During the fourth quarter of 2001, certain assets with carrying values that were previously written down as part of this rationalization charge were placed back in service. As a result, we recorded $1.2 million as a credit to rationalization charges, net in our Consolidated Statements of Income, and recorded those assets in our Consolidated Balance Sheets at their depreciated cost, which approximates fair value. At December 31, 2001, this reserve had a balance of $0.2 million. Although we have closed both plants, the timing of cash payments has been dependent upon the resolution of various matters with the lessor of one of the facilities. Accordingly, cash payments related to closing these facilities are expected through 2002.

During 1999, we initiated and concluded a study to evaluate the long-term utilization of all assets of our metal food container business. As a result, during the third quarter of 1999, we determined that certain adjustments were necessary to properly reflect the net realizable values of machinery and equipment which had become surplus or obsolete and recorded a non-cash pre-tax charge to earnings of $24.2 million to reduce the carrying value of those assets.

Acquisition reserves established in connection with our 1998 purchases of CS Can, Clearplass Containers, Inc., or Clearplass, and Winn Packaging Co., or Winn, were recorded pursuant to plans that we began to assess and formulate at the time of the acquisitions and which were finalized in 1999. As a result of these plans, we recorded acquisition reserves totaling $5.4 million, of which $0.5 million related to employee severance and benefits, $4.6 million related to plant exit costs necessary to comply with environmental requirements that existed at the time of the acquisition and to exit the acquired Albia, Iowa and Sheffield, Alabama plastic container manufacturing facilities and $0.3 million related to liabilities incurred in connection with these acquisitions. Through December 31, 2001, a total of $3.5 million has been expended relating to these plans, which consisted of $0.5 million related to employee severance and benefits, $2.9 million for plant exit costs and $0.1 million for the payment of acquisition related liabilities. The timing of cash payments relating to the CS Can activities has been primarily dependent upon obtaining necessary environmental permits and approvals in connection with a consent order with the U.S. Environmental Protection Agency to which we are subject as a result of our acquisition of CS Can. All actions under these plans were completed during the fourth quarter of 2001 at amounts less than previously estimated, and, accordingly, we reversed $1.9 million of acquisition reserves as a reduction to goodwill.

Acquisition reserves established in connection with our purchase of the Food Metal and Specialty Business of American National Can Company, or AN Can, in 1995 aggregating approximately $49.5 million were recorded pursuant to plans that we began to assess and formulate at the date of the acquisition and which were finalized in 1996. These reserves consisted of employee severance and benefits costs ($26.1 million) for the termination of approximately 500 plant, selling and administrative employees, plant exit costs ($6.6 million) related to the planned closure of the St. Louis, Missouri plant, the downsizing of the Hoopeston, Illinois and Savage, Minnesota facilities and the restructuring of the St. Paul, Minnesota plant and liabilities incurred in connection with the acquisition ($16.8 million). Through December 31, 2001, a total of $44.0 million has been expended related to these plans, which consisted of $24.6 million for employee severance and benefits, $4.6 million for plant exit costs and $14.8 million for payment of acquisition related liabilities. At December 31, 2001, this reserve had a balance of $5.5 million. Although we have completed our plan, cash payments are expected to continue for pension obligations totaling $1.5 million which are required to be paid pursuant to a labor agreement in place at the time of acquisition, the last in a series of $2.0 million annual contractual payments that began in 1996 and continue through 2002 to resolve a contract dispute that arose in connection with the acquisition and the resolution of various environmental liabilities, estimated at $2.0 million, that existed at the time of the acquisition.

Our continuing efforts to integrate and rationalize our operations are part of our strategy to maximize production efficiencies. Activity in our rationalization and acquisition reserves since December 31, 1999 is summarized as follows (dollars in thousands):

	Employee Severance and Benefits	Plant Exit Costs	Acquisition Liabilities	Total
Balance at December 31, 1999				
AN Can Acquisition	$2,555	$4,451	$6,704	$13,710
CS Can, Clearplass and Winn Acquisitions	—	3,711	252	3,963
San Leandro and City of Industry Plant Rationalizations	1,792	2,332	—	4,124
Other Acquisitions	—	256	—	256
Balance at December 31, 1999	4,347	10,750	6,956	22,053
2000 Activity				
AN Can Acquisition	(191)	(1,829)	(2,704)	(4,724)
CS Can, Clearplass and Winn Acquisitions	—	(1,588)	—	(1,588)
San Leandro and City of Industry Plant Rationalizations	(1,792)	(1,726)	—	(3,518)
Other Acquisitions	—	(48)	—	(48)
Total	(1,983)	(5,191)	(2,704)	(9,878)
Balance at December 31, 2000				
AN Can Acquisition	2,364	2,622	4,000	8,986
CS Can, Clearplass and Winn Acquisitions	—	2,123	252	2,375
San Leandro and City of Industry Plant Rationalizations	—	606	—	606
Other Acquisitions	—	208	—	208
Balance at December 31, 2000	2,364	5,559	4,252	12,175
2001 Activity				
AN Can Acquisition	(873)	(645)	(2,000)	(3,518)
CS Can, Clearplass and Winn Acquisitions	—	(425)	(80)	(505)
CS Can, Clearplass and Winn Reversal to Goodwill	—	(1,698)	(172)	(1,870)
San Leandro and City of Industry Plant Rationalizations	—	(409)	—	(409)
Fairfield Plant Rationalization Charge	874	2,616	—	3,490
Fairfield Plant Rationalization	(637)	(749)	—	(1,386)
Northtown, Kingsburg and Waukegan Plant Rationalization Charges	1,421	1,425	—	2,846
Northtown, Kingsburg and Waukegan Plant Rationalizations	(88)	(26)	—	(114)
Other Acquisitions	—	(208)	—	(208)
Total	697	(119)	(2,252)	(1,674)
Balance at December 31, 2001				
AN Can Acquisition	1,491	1,977	2,000	5,468
CS Can, Clearplass and Winn Acquisitions	—	—	—	—
San Leandro and City of Industry Plant Rationalizations	—	197	—	197
Fairfield Plant Rationalization	237	1,867	—	2,104
Northtown, Kingsburg and Waukegan Plant Rationalizations	1,333	1,399	—	2,732
Other Acquisitions	—	—	—	—
Balance at December 31, 2001	$3,061	$5,440	$2,000	$10,501

At December 31, 2001 and 2000, rationalization and acquisition reserves were included in our Consolidated Balance Sheets as follows:

(Dollars in thousands)	2001	2000
Accrued liabilities	$ 8,492	$ 7,462
Other liabilities	2,009	4,713
	$10,501	$12,175

Note 4. Comprehensive Income (Loss)

Comprehensive income (loss) is reported in our Consolidated Statements of Stockholders' Equity (Deficiency). Amounts included in accumulated other comprehensive income (loss) at December 31 are as follows:

(Dollars in thousands)	2001	2000
Foreign currency translation	$(1,916)	$ (691)
Change in fair value of derivatives	(3,267)	—
Minimum pension liability	(2,863)	(897)
Accumulated other comprehensive income (loss)	$(8,046)	$(1,588)

The change in fair value of derivatives component of accumulated other comprehensive income (loss) is comprised of a $0.1 million charge, net of tax, for the cumulative effect of adopting SFAS No. 133 and an additional charge of $3.2 million, net of both tax and net losses reclassified to earnings, for the change in fair value of derivatives for the year ended December 31, 2001. The amount reclassified to earnings from accumulated other comprehensive income (loss) for the year ended December 31, 2001 was a net loss of $4.6 million.

Note 5. Inventories

The components of inventories at December 31 are as follows:

(Dollars in thousands)	2001	2000
Raw materials	$ 29,602	$ 43,873
Work-in-process	45,510	51,191
Finished goods	168,362	165,680
Spare parts and other	12,128	11,698
	255,602	272,442
Adjustment to value inventory at cost on the LIFO method	7,025	7,295
	$262,627	$279,737

The amount of inventory recorded on the first-in, first-out method at December 31, 2001 and 2000 was $22.3 million and $31.6 million, respectively.

Note 6. Property, Plant and Equipment, Net

Property, plant and equipment, net, at December 31 are as follows:

(Dollars in thousands)	2001	2000
Land	$ 7,869	$ 8,152
Buildings and improvements	128,815	128,185
Machinery and equipment	1,055,207	1,022,176
Construction in progress	56,504	73,574
	1,248,395	1,232,087
Accumulated depreciation	(570,853)	(522,574)
Property, plant and equipment, net	$ 677,542	$ 709,513

Note 7. Other Assets

Other assets at December 31 are as follows:

(Dollars in thousands)	2001	2000
Investments in equity affiliates (see Note 8)	$14,342	$ 2,167
Debt issuance costs	13,727	13,738
Intangible pension asset	10,855	10,240
Other	22,783	19,954
	61,707	46,099
Accumulated amortization	(6,486)	(4,817)
	$55,221	$41,282

Note 8. Investments in Equity Affiliates

White Cap LLC

Effective July 1, 2001, we formed a joint venture company with Schmalbach-Lubeca AG that supplies an extensive range of metal and plastic closures to the food and beverage industries in North America. The new venture operates under the name White Cap LLC, or White Cap. We contributed $48.4 million of metal closure assets, including our manufacturing facilities in Evansville and Richmond, Indiana, and $7.1 million of metal closure liabilities to White Cap in return for a 35% interest in and $32.4 million of cash proceeds from the joint venture. Net sales of our metal closure business, which was contributed to the

White Cap joint venture, totaled $46.3 million, $90.8 million and $101.6 million in 2001, 2000 and 1999, respectively.

We account for our investment in the White Cap joint venture using the equity method. During 2001, we recorded equity losses of the White Cap joint venture of $0.3 million and a gain on the assets contributed to the joint venture of $4.9 million.

Packtion Corporation

In April 2000, we, together with Morgan Stanley Dean Witter Private Equity and Diamondcluster International Inc., agreed to invest in Packtion Corporation, or Packtion, an e-commerce joint venture aimed at integrating the packaging supply chain from design through manufacturing and procurement. The parties agreed to make the investments through Packaging Markets LLC, a limited liability company. The joint venture was expected to provide a comprehensive online marketplace for packaging goods and services and to combine content, tools and collaboration capabilities to streamline the product development process and enhance transaction opportunities for buyers and sellers of packaging. The products that Packtion was developing included a web-based software tool to enable product and package design, development and collaboration; an internet-based secure environment enabling the sharing of packaging related product information and the transaction of business electronically; and an informational source of packaging related knowledge, tools and expert services. Packtion had insignificant sales for internet consulting services and incurred net losses. We accounted for our investment in Packtion using the equity method.

In June and August 2000, we invested a total of $7.0 million in Packtion representing approximately a 45% interest in Packtion. For the year ended December 31, 2000, we recorded equity losses of Packtion aggregating $4.6 million. In addition, we recorded our share of Packtion's closing costs, $0.2 million, as a reduction to our investment. In the first quarter of 2001, in connection with an investment by The Proctor & Gamble Company and E. I. Du Pont de Nemours & Co. in Packtion, we invested an additional $3.1 million bringing our total investment to $10.1 million representing approximately a 25% interest in Packtion. In connection with this transaction, we also recorded a reduction to paid-in capital of $1.4 million due to the dilution of our investment. Packtion was dissolved on May 31, 2001, after its board of directors determined that there had been slower than anticipated market acceptance of its business. During 2001, we recorded equity losses of Packtion aggregating $3.8 million, which included our final losses and eliminated our investment.

Note 9. Long-Term Debt

Long-term debt at December 31 is as follows:

(Dollars in thousands)	2001	2000
Bank Debt:		
Bank Revolving Loans	$333,025	$ 367,400
Bank A Term Loans	119,413	159,218
Bank B Term Loans	186,588	188,542
Canadian Bank Facility	2,639	12,850
Total bank debt	641,665	728,010
Subordinated Debt:		
9% Senior Subordinated Debentures	300,000	300,000
Other	3,104	3,465
Total subordinated debt	303,104	303,465
Total Debt	944,769	1,031,475
Less current portion	57,999	44,948
	$886,770	$ 986,527

The aggregate annual maturities of long-term debt at December 31, 2001 are as follows:

(Dollars in thousands):	
2002	$ 57,999
2003	401,090
2004	1,954
2005	180,726
2006	—
Thereafter	303,000
	$944,769

Bank Credit Agreement

Our U.S. senior secured credit facility, or the Credit Agreement, initially provided us with $250.0 million of A Term Loans, $200.0 million of B Term Loans and up to $550.0 million of Revolving Loans. Pursuant to the Credit Agreement, we initially had the right at any time to request one or more lenders to increase their revolving loan commitments thereunder by up to an aggregate of $200.0 million. In October 2000, certain lenders agreed pursuant to our request to increase their revolving loan commitments under the Credit Agreement by an aggregate of $125.0 million. As a result, we currently have the right to request up to an additional $75.0 million of revolving loans from one or more lenders.

The A Term Loans and Revolving Loans mature on December 31, 2003 and the B Term Loans mature on June 30, 2005. Principal of the A Term Loans and B Term Loans is required to be repaid in scheduled annual installments and amounts repaid may not be reborrowed. Principal repayments of $39.8 million and $34.8 million of A Term Loans were made during 2001 and 2000, respectively. Principal repayments of $2.0 million of B Term Loans were made during both 2001 and 2000.

The Credit Agreement requires us to prepay the term loans with proceeds received from the incurrence of indebtedness, except proceeds used to refinance other existing indebtedness; with proceeds received from certain assets sales; and, under certain circumstances, with 50% of our excess cash flow, as defined. Generally, prepayments are allocated pro rata to the A Term Loans and B Term Loans and applied first to the scheduled amortization payments in the year of such prepayments and, to the extent in excess thereof, pro rata to the remaining installments of the term loans.

The Credit Agreement provides us with a commitment for a revolving credit facility of up to $670.5 million (after giving effect to the reduction of such facility by $4.5 million for the revolving loan facility under our Canadian bank facility) for working capital needs and other general corporate purposes, including acquisitions. Revolving Loans may be borrowed, repaid and reborrowed over the life of the Credit Agreement until their final maturity. At December 31, 2001, there were $333.0 million of Revolving Loans outstanding and, after taking into account outstanding letters of credit of $16.0 million, borrowings available under the revolving credit facility of the Credit Agreement were $321.5 million. Based on our ability and intention to continue to refinance for more than one year our outstanding Revolving Loan borrowings at December 31, 2001, such borrowings were reclassified as long-term debt. Seasonal Revolving Loan borrowings during the year will be classified as current obligations.

We may utilize up to a maximum of $30.0 million of our revolving credit facility under the Credit Agreement for letters of credit as long as the aggregate amount of borrowings of Revolving Loans and letters of credit do not exceed the amount of the commitment under such revolving credit facility. The Credit Agreement provides for the payment of a commitment fee ranging from 0.15% to 0.375% (0.25% at December 31, 2001) per annum on the daily average unused portion of commitments available under the revolving credit facility of the Credit Agreement and at December 31, 2001 a 1.375% per annum fee on outstanding letters of credit. In connection with the $125.0 million increase to the revolving loan commitments under the Credit Agreement, we pay a 1.5% per annum facility fee on the incremental commitment.

Credit Agreement borrowings may be designated as Base Rate or Eurodollar Rate borrowings. The Base Rate is the higher of ½ of 1.0% in excess of the Adjusted Certificate of Deposit Rate, as defined in the Credit Agreement, ½ of 1.0% in excess of the Federal Funds Rate, or Bankers Trust Company's prime lending rate. Currently, Base Rate borrowings bear interest at the Base Rate plus a margin of 0.125% in the case of A Term Loans and Revolving Loans and at the Base Rate plus a margin of 0.625% in the case of B Term Loans. Eurodollar Rate borrowings currently bear interest at the Eurodollar Rate plus a margin of 1.125% in the case of A Term Loans and Revolving Loans and a margin of 1.625% in the case of B Term Loans. In accordance with the Credit Agreement, the interest rate margin on Base Rate and Eurodollar Rate borrowings will be reset quarterly based upon the Company's Leverage Ratio, as defined in the Credit Agreement. As of December 31, 2001, the interest rate for Base Rate borrowings was 4.9% and the interest rate for Eurodollar Rate borrowings ranged between 3.1% and 5.9%. For 2001, 2000 and 1999, the weighted average annual interest rate paid on all term loans was 6.0%, 7.8%, and 6.7%, respectively. We have entered into interest rate swap agreements with an aggregate notional amount of $275.0 million to convert interest rate exposure from variable to fixed interest rates on A Term Loans and B Term Loans. See Note 10 which includes a discussion of the interest rate swap agreements.

Because we sell metal containers used in fruit and vegetable pack processing, we have seasonal sales. As is common in the industry, we must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Seasonal accounts are generally settled by year end. Due to our seasonal requirements, we incur short-term indebtedness to finance our working capital requirements. For 2001, 2000 and 1999, the average amount of borrowings, including seasonal borrowings, under our U.S. revolving credit facility was $497.0 million, $339.5 million and $308.1 million, respectively; the weighted average annual interest rate paid on such borrowings was 5.3%, 7.5%, and 6.4%, respectively; and, after taking into account outstanding letters of credit, the highest amount of such borrowings was $584.3 million, $529.9 million and $404.4 million, respectively.

The indebtedness under the Credit Agreement is guaranteed by Holdings and certain of its U.S. subsidiaries and is secured by a security interest in substantially all of their real and personal property. The stock of certain of our U.S. subsidiaries has been pledged to the lenders under the Credit Agreement. At December 31, 2001, we had assets of a U.S. subsidiary of $136.5 million which were restricted and could not be transferred to Holdings or any other subsidiary of Holdings.

The Credit Agreement contains various covenants which limit, among other things, our ability and the ability of our subsidiaries to grant liens, sell assets and use the proceeds from certain asset sales, make certain payments (including dividends) on our capital stock, incur indebtedness or provide guarantees, make loans or investments, enter into transactions with affiliates, make capital expenditures, engage in any business other than the packaging business, and, with respect to our subsidiaries, issue stock. In addition, we are required to meet specified financial covenants including Interest Coverage and Leverage Ratios, each as defined in the Credit Agreement. We are currently in compliance with all covenants under the Credit Agreement.

Canadian Bank Facility

Through a wholly owned Canadian subsidiary, we have a Canadian bank facility, or the Canadian Bank Facility, with various Canadian banks. The Canadian Bank Facility initially provided our Canadian subsidiaries with Cdn. $26.5 million (U.S. $18.5 million) of term loans, and provides such subsidiaries with up to Cdn. $6.5 million (U.S. $4.5 million) of revolving loans. Principal of the term loans is required to be repaid in annual installments until maturity on December 31, 2003. At December 31, 2001, term loans of Cdn. $4.2 million (U.S. $2.6 million) were outstanding under the Canadian Bank Facility. During 2001 and 2000, we repaid Cdn. $12.8 million (U.S. $8.2 million) and Cdn. $3.7 million (U.S. $2.5 million), respectively, of term loans in accordance with terms of the Canadian Bank Facility.

The revolving loans may be borrowed, repaid and reborrowed until maturity on December 31, 2003. There were no revolving loans outstanding under the Canadian Bank Facility at December 31, 2001, and there were Cdn. $2.3 million (U.S. $1.6 million) of revolving loans outstanding at December 31, 2000 under the Canadian Bank Facility.

Revolving loan and term loan borrowings may be designated as Canadian Prime Rate or Bankers Acceptance borrowings. Currently, Canadian Prime Rate borrowings bear interest at the Canadian Prime Rate, as defined in the Canadian Bank Facility, plus no margin. Bankers Acceptance borrowings bear interest at the rate for bankers acceptances plus a margin of 1.0%. Similar to the Credit Agreement, the interest rate margin on both Canadian Prime Rate and Bankers Acceptance borrowings will be reset quarterly based upon our consolidated Leverage Ratio. As of December 31, 2001, the interest rate for Bankers Acceptance borrowings was 3.1%.

The indebtedness under the Canadian Bank Facility is guaranteed by Holdings and certain of its subsidiaries and is secured by a security interest in substantially all of the real and personal property of our Canadian subsidiaries and all of the stock of our Canadian subsidiaries. The Canadian Bank Facility contains covenants which are generally no more restrictive than and are generally similar to the covenants in the Credit Agreement.

9.0% Senior Subordinated Debentures

The $300.0 million aggregate principal amount of 9.0% Senior Subordinated Debentures, or the 9% Debentures, due June 1, 2009 are general unsecured obligations of Holdings, subordinate in right of payment to obligations under the Credit Agreement and the Canadian Bank Facility and effectively subordinate to all obligations of the subsidiaries of Holdings. Interest on the 9% Debentures is payable semi-annually in cash on the first day of each June and December.

The 9% Debentures are redeemable, at the option of Holdings, in whole or in part, at any time after June 1, 2002 at the following redemption prices (expressed in percentages of principal amount) plus accrued and unpaid interest thereon to the redemption date if redeemed during the twelve month period beginning June 1 of the years set forth below:

Year	Redemption Price
2002	104.500%
2003	103.375%
2004	102.250%
2005	101.125%
Thereafter	100.000%

Upon the occurrence of a Change of Control (as defined in the Indenture relating to the 9% Debentures), Holdings is required to make an offer to purchase the 9% Debentures at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase.

The Indenture relating to the 9% Debentures contains covenants which are generally less restrictive than those under the Credit Agreement and Canadian Bank Facility.

13¼% Subordinated Debentures

In December 2000, we redeemed all $56.2 million principal amount of our outstanding 13¼% Subordinated Debentures due 2006, or the 13¼% Debentures. The redemption price was 109.938% of the principal amount, or approximately $61.8 million, plus accrued and unpaid interest to the redemption date. As permitted under the Credit Agreement and the other documents governing our indebtedness, we funded the redemption with lower cost revolving loans under our Credit Agreement. As a result, in the fourth quarter of 2000, we recorded an extraordinary loss of $6.9 million, $4.2 million after-tax, or $0.23 per diluted share, for the premium paid in connection with this redemption and for the write-off of unamortized financing costs related to the 13¼% Debentures.

Note 10. Financial Instruments

The financial instruments recorded in our Consolidated Balance Sheets include cash and cash equivalents, accounts receivable, accounts payable, debt obligations and swap agreements. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair market value. The following table summarizes the carrying amounts and estimated fair values of our other financial instruments at December 31 (bracketed amount represents an unrecognized asset):

	2001		2000	
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Bank debt	$641,665	$641,665	$728,010	$728,010
Subordinated debt	300,000	305,250	300,000	269,700
Interest rate swap agreements	5,037	5,037	—	723
Natural gas swap agreements	1,768	1,768	—	(711)

Methods and assumptions used in estimating fair values are as follows:

Bank debt: The carrying amounts of our variable rate bank revolving loans and term loans approximate their fair values.

Subordinated debt: The fair value of our 9% Debentures is estimated based on quoted market prices.

Interest Rate and Natural Gas Swap Agreements: The fair value of the interest rate and natural gas swap agreements reflects the estimated amounts that we would pay or receive at December 31, 2001 and 2000 in order to terminate the contracts based on the present value of expected cash flows derived from market rates and prices.

Derivative Instruments and Hedging Activities

We utilize certain derivative financial instruments to manage our interest rate and energy cost exposures. We limit our use of derivative financial instruments to interest rate and natural gas swap agreements. We do not utilize derivative financial instruments for speculative purposes.

Our interest rate and natural gas swap agreements are accounted for as cash flow hedges. To the extent these swap agreements are effective pursuant to SFAS No. 133 in offsetting the variability of the hedged cash flows, changes in their fair values are recorded in accumulated other comprehensive income (loss), a component of stockholders' equity (deficiency), and reclassified into earnings in future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these swap agreements are not effective as hedges, changes in their fair values are recorded in net income. During 2001, ineffectiveness for our hedges reduced net income by $0.2 million and was recorded in interest and other debt expense in our Consolidated Statements of Income.

The adoption of SFAS No. 133 on January 1, 2001 resulted in recording a net liability of $0.1 million on the balance sheet to reflect the fair value of outstanding swap agreements and a transition adjustment of $0.1 million ($0.1 million net of tax) to reflect the cumulative effect of adoption in accumulated other comprehensive income (loss). The fair value of the outstanding swap agreements in effect at December 31, 2001 was a net liability of $6.8 million and was recorded in the Consolidated Balance Sheets as follows: $6.7 million in other liabilities, $1.1 million in accrued interest payable and $1.0 million in other assets. As a result, we recorded an additional charge to accumulated other comprehensive income (loss) of $3.2 million, net of both taxes and net losses reclassified to earnings. We estimate that we will reclassify $4.6 million, net of tax, of the amount recorded in accumulated other comprehensive income (loss) as a charge to earnings during the next twelve months. The actual amount that will be reclassified to earnings will vary from this amount as a result of changes in market conditions.

Interest Rate Swap Agreements

We have entered into interest rate swap agreements with major banks to manage our exposure to interest rate fluctuations. The interest rate swap agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. At December 31, 2001 and 2000, the aggregate notional principal amounts of these agreements were $275 million and $150 million, respectively. These agreements are with financial institutions which are expected to fully perform under the terms thereof. Under these agreements, we pay fixed rates of interest ranging from 3.8% to 6.4% and receive floating rates of interest based on three month LIBOR. These agreements mature in 2002 ($100 million notional principal amount), 2003 ($125 million notional principal amount) and 2004 ($50 million notional principal amount). The difference between amounts to be paid or received on interest rate swap agreements is recorded as interest expense. Net payments of $2.0 million, net receipts of $0.6 million and net payments of $1.1 million were made under our interest rate swap agreements for the years ended December 31, 2001, 2000 and 1999, respectively.

Natural Gas Swap Agreements

We have entered into natural gas swap agreements with major trading companies to manage our exposure to fluctuations in natural gas prices. At December 31, 2001 and December 31, 2000, the aggregate notional principal amount of these agreements was 1,560,000 MMBtu and 170,000 MMBtu of natural gas, respectively. These agreements are with institutions that are expected to fully perform under the terms thereof. Under these agreements, we pay fixed natural gas prices ranging from $2.73 to $5.73 per MMBtu and receive a NYMEX-based natural gas price. These agreements mature at various times through March 2003. Realized gains and losses on these natural gas swap agreements are deferred as a component of inventories and are recognized when related costs are recorded to cost of goods sold. Payments under these natural gas swap agreements were $1.3 million during 2001, and payments and receipts under these agreements were essentially equal in 2000. We did not enter into any natural gas swap agreements in 1999. During 2001 and 2000, natural gas swap agreements for aggregate notional amounts of 780,000 MMBtu and 98,000 MMBtu of natural gas expired, respectively.

Concentration of Credit Risk

We derive a significant portion of our revenue from multi-year supply agreements with many of our customers. Aggregate revenues from our three largest customers accounted for approximately 33.5%, 33.6% and 33.8% of our net sales in 2001, 2000 and 1999, respectively. The receivable balances from these customers collectively represented 30.5% and 31.2% of our trade accounts receivable at December 31, 2001 and 2000, respectively. As is common in the packaging industry, we provide extended payment terms for some of our customers due to the seasonality of the vegetable and fruit pack processing business. Exposure to losses is dependent on each customer's financial position. We perform ongoing credit evaluations of our customers' financial condition, and our receivables are generally not collateralized. We maintain an allowance for doubtful accounts which we believe is adequate to cover potential credit losses based on customer credit evaluations, collection history and other information.

Note 11. Commitments and Contingencies

We have a number of noncancelable operating leases for office and plant facilities, equipment and automobiles that expire at various dates through 2020. Certain operating leases have renewal options as well as various purchase options. Minimum future rental payments under these leases are as set forth below for each of the following years:

(Dollars in thousands)	
2002	$18,550
2003	15,769
2004	11,061
2005	9,656
2006	8,824
Thereafter	30,882
	$94,742

Rent expense was approximately $22.8 million in 2001, $19.0 million in 2000 and $18.9 million in 1999.

We are a party to routine legal proceedings arising in the ordinary course of our business. We are not a party to, and none of our properties are subject to, any pending legal proceedings which could have a material adverse effect on our business or financial condition.

Note 12. Retirement Benefits

We sponsor a number of defined benefit pension and defined contribution plans which cover substantially all employees, other than union employees covered by multi-employer defined benefit pension plans under collective bargaining agreements. Pension benefits are provided based on either a career average, final pay or years of service formula. With respect to certain hourly employees, pension benefits are provided based on stated amounts for each year of service. It is our policy to fund accrued pension and defined contribution costs in compliance with ERISA requirements. Assets of the plans consist primarily of equity and bond funds.

We have unfunded defined benefit health care and life insurance plans that provide postretirement benefits to certain employees. The plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features including deductibles and coinsurance. Retiree health benefits are paid as covered expenses are incurred.

The changes in benefit obligations and plan assets as well as the funded status of our retirement plans at December 31 are as follows:

	Pension Benefits		Postretirement Benefits	
(Dollars in thousands)	2001	2000	2001	2000
Change in Benefit Obligation				
Obligation at beginning of year	$128,840	$110,423	$ 49,682	$ 43,054
Service cost	7,653	6,986	1,778	1,228
Interest cost	9,472	8,671	3,640	3,220
Actuarial losses	2,438	1,911	2,494	1,445
Plan amendments	785	592	—	—
Benefits paid	(5,004)	(4,247)	(2,475)	(2,230)
Participants' contributions	—	—	218	292
Acquisition	1,519	4,193	1,211	2,673
Curtailments or settlements	(8,215)	—	(5,874)	—
Special termination benefits	—	311	—	—
Obligation at end of year	137,488	128,840	50,674	49,682
Change in Plan Assets				
Fair value of plan assets at beginning of year	97,770	85,244	—	—
Actual return on plan assets	508	2,391	—	—
Employer contributions	15,585	15,296	2,257	1,938
Participants' contributions	—	—	218	292
Benefits paid	(5,004)	(4,247)	(2,475)	(2,230)
Curtailments or settlements	(7,927)	—	—	—
Expenses	(972)	(914)	—	—
Fair value of plan assets at end of year	99,960	97,770	—	—
Funded Status				
Funded Status	(37,528)	(31,070)	(50,674)	(49,682)
Unrecognized actuarial loss (gain)	9,116	(2,180)	5,710	3,239
Unrecognized prior service cost	15,803	15,593	109	124
Net amount recognized	$ (12,609)	$ (17,657)	$(44,855)	$(46,319)
Amounts recognized in the Consolidated Balance Sheets				
Prepaid benefit cost	$ 4,005	$ 289	$ —	$ —
Accrued benefit liability	(32,217)	(29,083)	(44,855)	(46,319)
Intangible asset	10,855	10,240	—	—
Accumulated other comprehensive loss	4,748	897	—	—
Net amount recognized	$ (12,609)	$ (17,657)	$(44,855)	$(46,319)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for our pension plans with accumulated benefit obligations in excess of plan assets were $137.5 million, $119.5 million and $100.0 million, respectively, at December 31, 2001 and $94.6 million, $84.5 million and $70.2 million, respectively, at December 31, 2000.

The components of the net periodic benefit cost for each of the years ended December 31 are as follows:

	Pension Benefits			Postretirement Benefits		
(Dollars in thousands)	2001	2000	1999	2001	2000	1999
Service cost	$ 7,653	$ 6,986	$ 6,710	$1,778	$1,228	$1,031
Interest cost	9,472	8,671	7,616	3,640	3,220	2,944
Expected return on plan assets	(8,754)	(7,925)	(6,722)	—	—	—
Amortization of prior service cost	2,108	1,745	1,531	15	15	15
Amortization of actuarial (gains) losses	(93)	(143)	(29)	23	20	62
Losses due to settlement or curtailment	151	311	—	—	—	—
Net periodic benefit cost	$10,537	$ 9,645	$ 9,106	$5,456	$4,483	$4,052

Our principal pension and postretirement benefit plans used the following weighted average actuarial assumptions at December 31:

	2001	2000
Discount rate	7.25%	7.50%
Expected return on plan assets	9.00%	9.00%
Rate of compensation increase	3.60%	3.75%

The assumed health care cost trend rates used to determine the accumulated postretirement benefit obligation in 2001 ranged from 9.0% to 10.0% for pre-age 65 retirees and 8.0% to 9.0% for post-age 65 retirees, declining gradually to an ultimate rate of 5.5% in 2009. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on postretirement benefit cost	$ 512	$ (424)
Effect on postretirement benefit obligation	2,950	(2,563)

We participate in several multi-employer pension plans which provide defined benefits to certain of our union employees. Amounts contributed to these plans and charged to pension cost in 2001, 2000 and 1999 were $4.6 million, $4.7 million and $4.8 million, respectively.

We also sponsor defined contribution pension and profit sharing plans covering substantially all employees. Our contributions to these plans are based upon employee contributions and operating profitability. Contributions charged to expense for these plans were $6.4 million in 2001, $5.1 million in 2000 and $5.9 million in 1999.

Note 13. Income Taxes

The components of the provision for income taxes are as follows:

(Dollars in thousands)	2001	2000	1999
Current:			
Federal	$11,618	$ 7,859	$ 5,879
State	1,372	816	1,143
Foreign	3,380	2,656	2,654
	16,370	11,331	9,676
Deferred:			
Federal	12,378	10,372	5,952
State	2,182	953	(1,490)
Foreign	(708)	424	167
	13,852	11,749	4,629
	$30,222	$23,080	$14,305

The provision for income taxes is included in our Consolidated Statements of Income as follows:

(Dollars in thousands)	2001	2000	1999
Income before equity in losses of affiliates and extraordinary item	$30,222	$25,790	$14,305
Extraordinary item	—	(2,710)	—
	$30,222	$23,080	$14,305

The provision for income taxes varied from income taxes computed at the statutory U.S. federal income tax rate as a result of the following:

(Dollars in thousands)	2001	2000	1999
Income taxes computed at the statutory U.S. federal income tax rate	$26,644	$20,649	$13,382
State and foreign taxes, net of federal tax benefit	1,955	1,109	(357)
Amortization of goodwill	1,309	1,009	906
Other	314	313	374
	$30,222	$23,080	$14,305
Effective tax rate	39.7%	39.1%	37.4%

Deferred income taxes reflect the net tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Significant components of our deferred tax assets and liabilities at December 31 are as follows:

(Dollars in thousands)	2001	2000
Deferred tax assets:		
Pension and postretirement liabilities	$ 24,694	$ 20,026
Rationalization and other accrued liabilities	24,971	22,732
Net operating loss carryforwards	39,128	55,356
AMT and other credit carryforwards	25,405	14,635
Other	5,729	3,986
Total deferred tax assets	119,927	116,735
Deferred tax liabilities:		
Property, plant and equipment	(115,060)	(107,995)
Other	(10,843)	(9,106)
Total deferred tax liabilities	(125,903)	(117,101)
Net deferred tax liability	$ (5,976)	$ (366)

We file a consolidated U.S. federal income tax return that includes all domestic subsidiaries except CS Can, which files a separate consolidated U.S. federal income tax return. At December 31, 2001, we had net operating loss carryforwards of approximately $39.7 million that are available to offset future consolidated taxable income (excluding CS Can) and that expire in 2011 and 2012. At December 31, 2001, CS Can had net operating loss carryforwards of approximately $62.9 million that are available to offset its future taxable income and that expire from 2018 through 2021. We believe that it is more likely than not that these net operating loss carryforwards will be available to reduce future income tax liabilities based upon estimated future taxable income, the reversal of temporary differences in future periods and the utilization of tax planning strategies. We also have $23.4 million of alternative minimum tax credits and CS Can has $0.4 million of alternative minimum tax credits which are available indefinitely to reduce future income tax payments.

Pre-tax income of foreign subsidiaries was $10.7 million in 2001, $8.9 million in 2000 and $8.1 million in 1999. At December 31, 2001, approximately $22.7 million of accumulated earnings of foreign subsidiaries are expected to be permanently reinvested. Accordingly, applicable U.S. federal income taxes have not been provided. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable to estimate.

Note 14. Stock Option Plan

We have established a stock option plan, or the Plan, for key employees pursuant to which options to purchase shares of our Common Stock may be granted.

The Plan authorizes grants of non-qualified or incentive stock options to purchase shares of our Common Stock. A maximum of 3,533,417 shares may be issued for stock options under the Plan. As of December 31, 2001, there were options for 695,914 shares of our Common Stock available for future issuance under the Plan. The exercise price of the stock options granted under the Plan is the fair market value of the Common Stock on the grant date. The stock options granted under the Plan generally vest ratably over a five year period beginning one year after the grant date and have a term of ten years.

The following is a summary of stock option activity for years ended December 31, 2001, 2000 and 1999:

	Options	Weighted Average Exercise Price
Options outstanding at December 31, 1998	934,523	$ 8.64
Granted	115,000	$17.61
Exercised	(192,255)	2.67
Options outstanding at December 31, 1999	857,268	11.17
Granted	823,900	$13.62
Exercised	(256,203)	2.00
Canceled	(236,500)	21.88
Options outstanding at December 31, 2000	1,188,465	12.71
Granted	100,000	$20.76
Exercised	(150,773)	6.82
Options outstanding at December 31, 2001	1,137,692	14.20

At December 31, 2001, 2000 and 1999, the remaining contractual life of options outstanding was 7.0 years, 7.5 years and 4.8 years, respectively, and there were 402,372, 360,065 and 581,488 options exercisable with weighted average exercise prices of $12.26, $8.12 and $5.16, respectively.

The following is a summary of stock options outstanding and exercisable at December 31, 2001 by range of exercise price:

Range of Exercise Prices	Number Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$ 0.56 – $ 9.81	241,119	4.1	$ 2.53	180,319	$ 1.89
11.63 – 22.13	811,573	8.0	15.55	170,053	17.01
25.15 – 36.75	85,000	6.5	31.14	52,000	32.65
	1,137,692			402,372	

We apply APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the Plan. Accordingly, no compensation expense has been recognized. Had compensation expense been determined based on the fair value of such awards at the grant date, in accordance with the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," our net income and basic and diluted earnings per share would have been as follows:

(Dollars in thousands, except per share amounts)	2001	2000	1999
Net income:			
As reported	$41,765	$31,308	$23,930
Pro forma	40,428	29,865	23,291
Basic earnings per share:			
As reported	$ 2.35	$ 1.77	$ 1.35
Pro forma	2.27	1.69	1.32
Diluted earnings per share:			
As reported	$ 2.31	$ 1.74	$ 1.32
Pro forma	2.24	1.66	1.28

The weighted average fair value of options granted was $14.01, $9.28 and $10.10 for 2001, 2000 and 1999, respectively.

The fair value was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for grants made in 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rate	4.5%	6.6%	5.2%
Expected volatility	60.3%	60.6%	50.4%
Dividend yield	—	—	—
Expected option life (years)	8	8	8

Note 15. Capital Stock

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Our Board of Directors previously authorized the repurchase of up to $70.0 million of our Common Stock from time to time in the open market, through privately negotiated transactions or through block purchases. Our repurchases of Common Stock are recorded as treasury stock and result in a charge to stockholders' equity (deficiency). Through December 31, 2001, we repurchased 2,708,975 shares of our Common Stock for $61.0 million, which were initially funded from Revolving Loan borrowings under our Credit Agreement that were repaid with operating cash flows.

Note 16. Earnings Per Share

The components of the calculation of earnings per share are as follows:

(Dollars and shares in thousands)	2001	2000	1999
Income before extraordinary item	$41,765	$35,524	$23,930
Extraordinary item	—	4,216	—
Net income	$41,765	$31,308	$23,930
Weighted average number of shares used in:			
Basic earnings per share	17,777	17,652	17,706
Assumed exercise of employee stock options	304	351	492
Diluted earnings per share	18,081	18,003	18,198

Options to purchase 172,826 to 842,289 shares of Common Stock at prices ranging from $11.63 to $36.75 per share for 2001, 743,575 to 997,900 shares of Common Stock at prices ranging from $9.31 to $36.75 per share for 2000 and 215,000 to 330,000 shares of Common Stock at prices ranging from $17.00 to $36.75 per share for 1999 were outstanding but were excluded from the computation of diluted earnings per share because the exercise prices for such options were greater than the average market price of the Common Stock and, therefore, the effect would be antidilutive.

Note 17. Related Party Transactions

Pursuant to various management services agreements, or the Management Agreements, entered into between each of Holdings, Containers and Plastics and S&H Inc., or S&H, a company wholly owned by Mr. Silver, the Chairman and Co-Chief Executive Officer of Holdings, and Mr. Horrigan, the President and Co-Chief Executive Officer of Holdings, S&H provides Holdings and its subsidiaries with general management, supervision and administrative services.

In 2001 and 2000, in consideration for its services, S&H receives a fee in an amount equal to 90.909% of 4.95% of our consolidated EBDIT (as defined in the Management Agreements) until our consolidated EBDIT has reached the Scheduled Amount set forth in the Management Agreements, plus reimbursement for all related out-of-pocket expenses. In 1999, in consideration for its services, S&H received a fee of 4.95% of our consolidated EBDIT until our consolidated EBDIT reached the Scheduled Amount as set forth in the Management Agreements, and 3.3% of our consolidated EBDIT after our consolidated EBDIT exceeded the Scheduled Amount up to the Maximum Amount as set forth in the Management Agreements, plus reimbursement for all out-of-pocket expenses. We paid $5.1 million and $4.9 million to S&H under the Management Agreements in 2001 and 2000, respectively. In 1999, we paid $5.5 million to S&H under the Management Agreements, of which S&H paid $0.5 million to Morgan Stanley Dean Witter & Co., or MS & Co., for financial advisory services. These payments to S&H were allocated, based upon EBDIT, as a charge to operating income of each of our business segments. Under the terms of the Management Agreements, we have agreed, subject to certain exceptions, to indemnify S&H and any of its affiliates, officers, directors, employees, subcontractors, consultants or controlling persons against any loss or damage they may sustain arising in connection with the Management Agreements.

During each of 2001, 2000 and 1999, The Morgan Stanley Leveraged Equity Fund II, L.P., an affiliate of MS & Co., held a significant amount of our Common Stock. For financial advisory services provided by MS & Co. to Holdings and its subsidiaries, MS & Co. was paid $0.5 million in each of 2001 and 2000 by us and $0.5 million in 1999 by S&H.

In 2001, we entered into swap agreements with Morgan Stanley Capital Group, Inc., or MSCG, an affiliate of MS & Co., for an aggregate notional principal amount of 1,000,000 MMBtu of natural gas. During 2001, an aggregate notional principal amount of 100,000 MMBtu of these natural gas swap agreements were settled under which we paid an insignificant amount to MSCG.

Landstar System, Inc., or Landstar, provided transportation services to our subsidiaries in the amount of $0.7 million, $0.9 million and $1.3 million in 2001, 2000 and 1999, respectively. Mr. Crowe, a director of Holdings, is the Chairman of the Board, President and Chief Executive Officer of Landstar.

Note 18. Business Segment Information

We are engaged in the packaging industry and report our results primarily in two business segments: metal food containers and plastic containers. The metal food containers segment manufactures steel and aluminum containers for human and pet food and paperboard containers. The plastic containers segment manufactures custom designed plastic containers for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products, as well as plastic bowls and cans, plastic closures, caps, sifters and fitments and thermoformed plastic tubs for personal care, food, pet care and household products. These segments are strategic business operations that offer different products. Each are managed separately because each business produces a packaging product requiring different technology, production and marketing strategies. Each segment operates primarily in the United States. There are no inter-segment sales.

Historically, we also reported the results of our specialty packaging business as a separate business segment, which included our metal closures, Omni plastic container, Polystar easy-open plastic end and paperboard container businesses. As a result of the White Cap joint venture on July 1, 2001, we no longer report the results of our remaining specialty packaging businesses, which had net sales of $34.3 million, $33.1 million and $36.5 million in 2001, 2000 and 1999, respectively, as a separate business segment. The results of the Omni plastic container and Polystar easy-open plastic end businesses are reported with our plastic containers business, and the results of the paperboard container business are reported with our metal food containers business. The results of our metal closures business, which was contributed to the White Cap joint venture, are reported separately. Our metal closures business manufactured steel caps and closures and aluminum roll-on closures. Prior year amounts have been restated to conform with the current presentation.

The accounting policies of the reportable segments are the same as those described in Note 1. We evaluate the performance of our business segments based upon earnings before extraordinary items, equity in losses of affiliates, interest, income taxes, depreciation and amortization, as adjusted to add back rationalization charges, net and subtract the gain on assets contributed to affiliate, or Adjusted EBITDA. We believe Adjusted EBITDA provides important information in enabling us to assess our ability to service and incur debt. Adjusted EBITDA is not intended to be a measure of profitability in isolation or as a substitute for net income or other operating income data prepared in accordance with accounting principles generally accepted in the United States.

Information for each of the past three years for our business segments is as follows:

(Dollars in thousands)	Metal Food Containers[1]	Plastic Containers[2]	Metal Closures	Corporate	Total
2001					
Net sales	$1,401,146	$493,598	$ 46,250	$ —	$1,940,994
Adjusted EBITDA	169,301	87,346	5,743	(5,114)	257,276
Depreciation and amortization	55,097	37,864	2,475	95	95,531
Segment profit (loss)	114,204	49,482	3,268	(5,209)	161,745
Segment assets	856,336	454,104	—	—	1,310,440
Capital expenditures	54,869	37,340	761	72	93,042
2000					
Net sales	$1,387,705	$398,953	$ 90,839	$ —	$1,877,497
Adjusted EBITDA	173,301	67,777	8,592	(3,598)	246,072
Depreciation and amortization	53,063	30,887	4,917	103	88,970
Segment profit (loss)	120,238	36,890	3,675	(3,701)	157,102
Segment assets	860,546	466,663	54,166	—	1,381,375
Capital expenditures	58,617	28,292	2,298	20	89,227
1999					
Net sales	$1,440,005	$350,492	$101,581	$ —	$1,892,078
Adjusted EBITDA	172,667	68,875	8,649	(3,776)	246,415
Depreciation and amortization	52,035	28,919	4,915	105	85,974
Segment profit (loss)	120,632	39,956	3,734	(3,881)	160,441
Segment assets	787,533	321,429	61,341	—	1,170,303
Capital expenditures	56,798	26,633	3,977	13	87,421

(1) Excludes rationalization charges, net, of $5.8 million and $36.1 million recorded in 2001 and 1999, respectively.

(2) Excludes a rationalization charge, net, of $3.5 million recorded in 2001.

Total segment profit is reconciled to income before income taxes and equity in losses of affiliates as follows:

(Dollars in thousands)	2001	2000	1999
Total segment profit	$161,745	$157,102	$160,441
Rationalization charges, net	9,334	—	36,149
Gain on assets contributed to affiliate	4,908	—	—
Interest and other debt expense	81,192	91,178	86,057
Income before income taxes and equity in losses of affiliates	$ 76,127	$ 65,924	$ 38,235

Total segment assets are reconciled to total assets as follows:

(Dollars in thousands)	2001	2000	1999
Total segment assets	$1,310,440	$1,381,375	$1,170,303
Deferred tax asset	—	—	14,593
Other assets	1,380	2,449	389
Total assets	$1,311,820	$1,383,824	$1,185,285

Financial information relating to our operations by geographic area is as follows:

(Dollars in thousands)	2001	2000	1999
Net sales:			
United States	$1,882,114	$1,823,349	$1,845,180
Canada	58,880	54,148	46,898
Total net sales	$1,940,994	$1,877,497	$1,892,078
Long-lived assets:			
United States	$ 796,632	$ 838,180	$ 729,628
Canada	22,375	24,371	23,438
Total long-lived assets	$ 819,007	$ 862,551	$ 753,066

Net sales are attributed to the country from which the product was manufactured and shipped.

Our sales to Nestlé Food Company accounted for 11.2%, 12.2% and 12.0% of our consolidated net sales during 2001, 2000 and 1999, respectively. Our sales to Del Monte Corporation accounted for 10.1%, 10.7%, and 10.9% of our consolidated net sales during 2001, 2000 and 1999, respectively. Our sales to Campbell Soup Company accounted for 12.2%, 10.7% and 10.9% of our consolidated net sales during 2001, 2000 and 1999, respectively.

Note 19. Quarterly Results of Operations (Unaudited)

The following table presents our quarterly results of operations for the years ended December 31, 2001 and 2000:

(Dollars in thousands, except per share data)	First	Second	Third	Fourth
2001(1)				
Net sales	$443,514	$445,417	$590,791	$461,272
Gross profit	50,930	57,192	78,978	53,186
Net income	2,225	7,447	27,279	4,814
Basic net income per share(2)	$0.13	$0.42	$1.53	$0.27
Diluted net income per share(2)	0.12	0.41	1.50	0.26
2000(3)				
Net sales	$418,505	$430,206	$571,369	$457,417
Gross profit	48,718	52,643	74,508	53,381
Income before extraordinary item	5,291	6,244	18,485	5,504
Net income	5,291	6,244	18,485	1,288
Basic earnings per share:(2)				
Income before extraordinary item	$ 0.30	$ 0.35	$ 1.04	$ 0.31
Net income	0.30	0.35	1.04	0.07
Diluted earnings per share:(2)				
Income before extraordinary item	$ 0.29	$ 0.35	$ 1.03	$ 0.30
Net income	0.29	0.35	1.03	0.07

(1) Net income for the first quarter of 2001 includes a pre-tax charge of $3.5 million incurred in connection with our rationalization of a plastic container facility. Net income for the third quarter of 2001 includes a pre-tax gain on assets contributed to affiliate of $5.3 million recorded in connection with the formation of the White Cap joint venture. Net income for the fourth quarter of 2001 includes a pre-tax charge of $5.8 million, net incurred in connection with our rationalization of certain metal food container facilities and a reduction of $0.4 million to the pre-tax gain on assets contributed to affiliate.

(2) Earnings per share amounts are computed independently for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not equal the total for the year.

(3) Net income for the fourth quarter of 2000 includes an extraordinary loss of $4.2 million after-tax ($0.24 per basic share and $0.23 per diluted share) for the premium paid in connection with the redemption of the 13¼% Debentures and for the write-off of related unamortized financing costs.

Year Ended December 31,	2001	2000	1999	1998	1997
(Dollars in millions, except per share data)					
Operating Data:					
Net sales	$1,941.0	$1,877.5	$1,892.1	$1,768.7	$1,541.3
Cost of goods sold	1,700.7	1,648.3	1,656.7	1,546.3	1,333.4
Gross profit	240.3	229.2	235.4	222.4	207.9
Selling, general and administrative expenses	78.6	72.1	75.0	68.1	60.8
Non-cash stock option charge[a]	—	—	—	—	22.5
Rationalization charges, net	9.3	—	36.1	—	—
Income from operations	152.4	157.1	124.3	154.3	124.6
Gain on assets contributed to affiliate	4.9	—	—	—	—
Interest and other debt expense	81.2	91.2	86.1	81.5	80.7
Income before income taxes and equity in losses of affiliates	76.1	65.9	38.2	72.8	43.9
Provision for (benefit from) income taxes[b]	30.2	25.8	14.3	26.9	(6.7)
Income before equity in losses of affiliates and extraordinary items	45.9	40.1	23.9	45.9	50.6
Equity in losses of affiliates	4.1	4.6	—	—	—
Income before extraordinary items	41.8	35.5	23.9	45.9	50.6
Extraordinary items - loss on early extinguishment of debt, net of income taxes	—	4.2	—	—	16.4
Income before preferred stock dividend requirement	41.8	31.3	23.9	45.9	34.2
Preferred stock dividend requirement	—	—	—	—	3.2
Net income applicable to common stockholders	$ 41.8	$ 31.3	$ 23.9	$ 45.9	$ 31.0
Per Share Data:					
Basic earnings per common share:					
Income before extraordinary items and preferred stock dividend requirement	$ 2.35	$ 2.01	$ 1.35	$ 2.41	$ 2.75
Extraordinary items	—	(0.24)	—	—	(0.89)
Preferred stock dividend requirement	—	—	—	—	(0.18)
Net income per basic common share	$ 2.35	$ 1.77	$ 1.35	$ 2.41	$ 1.68
Diluted earnings per common share:					
Income before extraordinary items and preferred stock dividend requirement	$ 2.31	$ 1.97	$ 1.32	$ 2.30	$ 2.56
Extraordinary items	—	(0.23)	—	—	(0.83)
Preferred stock dividend requirement	—	—	—	—	(0.16)
Net income per diluted common share	$ 2.31	$ 1.74	$ 1.32	$ 2.30	$ 1.57

Year Ended December 31,	2001	2000	1999	1998	1997
(Dollars in millions, except per share data)					
Selected Segment Data[c]**:**					
Net sales:					
Metal food containers	$1,401.1	$1,387.7	$1,440.0	$1,333.0	$1,170.3
Plastic containers	493.6	399.0	350.5	337.5	289.3
Metal closures	46.3	90.8	101.6	98.2	81.7
Income from operations[d]:					
Metal food containers	114.2	120.2	120.6	115.7	117.9
Plastic containers	49.5	36.9	40.0	37.4	28.5
Metal closures	3.3	3.7	3.7	4.3	2.5
Other Data:					
Adjusted EBITDA[e]	$ 257.3	$ 246.1	$ 246.4	$ 231.8	$ 210.5
Capital expenditures	93.0	89.2	87.4	86.1	62.2
Depreciation and amortization	95.5	89.0	86.0	77.5	63.4
Cash flows provided by operating activities	143.0	95.1	143.3	147.4	117.9
Cash flows used in investing activities	(59.8)	(218.5)	(84.9)	(278.3)	(100.5)
Cash flows (used in) provided by financing activities	(85.3)	141.0	(60.7)	82.0	35.3
Balance Sheet Data (at end of period):					
Goodwill, net	$ 141.5	$ 153.0	$ 107.6	$ 109.2	$ 66.9
Total assets	1,311.8	1,383.8	1,185.3	1,224.0	1,050.6
Total debt	944.8	1,031.5	883.3	927.0	805.3
Stockholders' equity (deficiency)	15.1	(20.4)	(48.7)	(57.3)	(67.3)

(a) In connection with our initial public offering of our Common Stock, or IPO, we recognized a non-cash charge of $22.5 million at the time of our IPO for the excess of the fair market value over the grant price of certain stock options, less $3.7 million previously accrued.

(b) During 1997, we determined that it was more likely than not that future tax benefits arising from our net operating loss carryforwards would be realized in future years due to our continued improvement in earnings and the probability of future taxable income. Accordingly, in accordance with Statement of Financial Accounting Standards No. 109, we recognized an income tax benefit of $27.4 million for our recoverable net operating loss carryforwards.

(c) As a result of the White Cap joint venture, we no longer report the results of our remaining specialty packaging business, which had net sales of approximately $34.3 million, $33.1 million and $36.5 million in 2001, 2000 and 1999, respectively, as a separate business segment. The results of the Omni plastic container and Polystar easy-open plastic end businesses are reported with our plastic container business, and the results of the paperboard container business are reported with our metal food container business. The historical results of the metal closure business are reported separately. Prior year amounts have been restated to conform with the current presentation.

(d) Income from operations in the selected segment data excludes (1) net charges of $9.3 million for the year ended December 31, 2001, (2) charges of $36.1 million for the year ended December 31, 1999, (3) the non-cash stock option charge of $22.5 million incurred as a result of our IPO in February 1997 and (4) corporate expense.

(e) "Adjusted EBITDA" means consolidated net income before equity in losses of affiliates, extraordinary items and preferred stock dividends, plus consolidated interest expense, income tax expense and depreciation and amortization expense, as adjusted to (1) add back charges incurred for the closing of facilities ($9.3 million, net for the year ended December 31, 2001 and $11.9 million for the year ended December 31, 1999), charges incurred for the reduction in carrying value of assets ($24.2 million for the year ended December 31, 1999) and the non-cash charge of $22.5 million incurred in 1997 in connection with our IPO, and (2) subtract the gain on assets contributed to affiliate of $4.9 million for the year ended December 31, 2001. We have included information regarding Adjusted EBITDA because management believes that many investors and lenders consider it important in assessing a company's ability to service and incur debt. Accordingly, this information has been disclosed herein to permit a more complete analysis of our financial condition. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of income or cash flows data prepared in accordance with accounting principles generally accepted in the United States, as a measure of our profitability or liquidity. You should also see our Consolidated Statements of Income and Consolidated Statements of Cash Flows, including the notes thereto, included elsewhere in this Annual Report. Adjusted EBITDA does not take into account our debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Additionally, Adjusted EBITDA is not computed in accordance with accounting principles generally accepted in the United States and may not be comparable to other similarly titled measures of other companies.

Stock Information and Symbol:

Our Common Stock is listed on the Nasdaq National Market System and is traded under the symbol "SLGN." As of March 1, 2002, there were approximately 71 holders of record of our Common Stock.

SLGN NASDAQ LISTED

Form 10-K:

We will provide to our shareholders without charge a copy of our 2001 Annual Report on Form 10-K, excluding exhibits, as filed with the Securities and Exchange Commission. Requests should be made in writing and addressed to the Corporate Secretary at the Company's office or made through the Company's web site.

Company Office:

Silgan Holdings Inc.
4 Landmark Square
Stamford, Connecticut 06901-2596
Tel. No.: (203) 975-7110
Web site: www.silgan.com

Transfer Agent and Registrar:

The Bank of New York
Shareholder Relations Department – 11E
P.O. Box 11258
Church Street Station
New York, NY 10286
Tel. No.: (800) 524-4458
Web site: http://stock.bankofny.com

Independent Auditors:

Ernst & Young LLP
1111 Summer Street
Stamford, CT 06905

Quarterly Stock Information:

Our Common Stock is quoted on the Nasdaq National Market System. The following table sets forth the high and low closing sales prices of our Common Stock as quoted by the Nasdaq National Market System for the periods indicated below.

2001	High	Low
First Quarter	$12.563	$ 7.875
Second Quarter	22.940	10.875
Third Quarter	25.290	16.500
Fourth Quarter	26.160	18.650
2000	**High**	**Low**
First Quarter	$17.000	$11.750
Second Quarter	13.750	7.250
Third Quarter	10.000	7.750
Fourth Quarter	9.750	5.750

Dividends:

We have never declared or paid cash dividends on our Common Stock. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, applicable contractual restrictions and other factors deemed relevant by our Board of Directors. We are allowed to pay cash dividends on our Common Stock up to specified limits under our U.S. and Canadian senior secured credit agreements and our indenture for our 9% Senior Subordinated Debentures.

Design: Jack Hough Associates, Inc. Norwalk CT

Board of Directors

R. Philip Silver (2)

D. Greg Horrigan (2)

Leigh J. Abramson (1)
Managing Director,
Morgan Stanley & Co.
Incorporated

John W. Alden (1)
Former Vice Chairman,
United Parcel Service of
America, Inc.

Jeffrey C. Crowe (3)
Chairman of the Board,
President and
Chief Executive Officer of
Landstar System, Inc.

Edward A. Lapekas (1)(3)
Former Chairman and
Chief Executive Officer,
American National Can
Group, Inc.

(1) Audit Committee
(2) Stock Option Committee
(3) Compensation Committee

Executive Officers

Silgan Holdings Inc.

R. Philip Silver
Chairman of the Board and
Co-Chief Executive Officer

D. Greg Horrigan
President and
Co-Chief Executive Officer

Harley Rankin, Jr.
Executive Vice President and
Chief Financial Officer

Frank W. Hogan, III
Vice President, General
Counsel & Secretary

Glenn A. Paulson
Vice President, Corporate
Development

Nancy Merola
Vice President and
Controller

Malcolm E. Miller
Vice President and
Treasurer

Silgan Containers Corporation

James D. Beam
President

Gary M. Hughes
Executive Vice President

Thomas Richmond
Executive Vice President

L. Geoffrey Greulich
Senior Vice President

John T. Wilbert
Senior Vice President,
Operations

Michael A. Beninato
Vice President, Supply Chain
Management

Joseph A. Heaney
Vice President, Finance

H. Schuyler Todd
Vice President,
Human Resources

Silgan Plastics Corporation

Russell F. Gervais
President

Alan H. Koblin
Senior Vice President

Charles Minarik
Senior Vice President,
Commercial Development

Colleen J. Jones
Senior Vice President,
Finance and Administration

Emidio DiMeo
Senior Vice President

Donald E. Bliss
Vice President, Sales

Howard H. Cole
Vice President, Human
Resources and Administration

SILGAN HOLDINGS INC.

4 Landmark Square
Stamford, Connecticut 06901-2596
www.silgan.com